09010307

Cheviot Financial Corp.

2008 Annual Report

TABLE OF CONTENTS

	Page
President's Letter to Shareholders and Customers	1
Business of Cheviot Financial Corp.	2
Financial Highlights	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Financial Statements:	
Management's Annual Report on Internal Control Over Financial Reporting	22
Report of Independent Registered Public Accounting Firm	23 - 24
Consolidated Statements of Financial Condition	25
Consolidated Statements of Earnings	26
Consolidated Statements of Comprehensive Income	27
Consolidated Statements of Shareholders' Equity	28
Consolidated Statements of Cash Flows	29 - 30
Notes to Consolidated Financial Statements	31
Directors and Officers	58
Investor and Corporate Information	59
Office Locations	60

LETTER FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

To Our Shareholders and Customers:

We are pleased to present the Annual Report to Shareholders of Cheviot Financial Corp. (the "Corporation"), the holding company which owns 100% of the outstanding stock of Cheviot Savings Bank (the "Bank"). This is the fifth annual report to reflect the consolidated results of operations and financial condition of the Corporation and Bank.

The Corporation reported net earnings of $1.4 million for 2008 and ended the year with assets of $332.0 million.

The mission of Cheviot Savings Bank has always been to offer the best financial services and products with the expertise and friendliness a customer wants. During these difficult economic times, Cheviot Savings Bank continues to offer superior financial services, coupled with the superior financial strength necessary to prosper in this market. We adhere to our conservative lending and investment practices, which we believe will help the Corporation to maintain its financial strength during this current recession.

The Directors, Management and employees of Cheviot Savings Bank are committed to the community. Through our Charitable Foundation, numerous contributions have been awarded in the past five years. During this time, the Foundation has awarded over $485,000 in support of the local community. The contribution we are most proud of is the college tuition grants which have totaled over $200,000 to 10 different high schools.

I want to personally thank you for your support as a shareholder and pledge to continue to advance the interests of the Corporation, the Bank, the community, our customers and shareholders.

Sincerely,

Cheviot Financial Corp.

By ______________________

Thomas J. Linneman
President and Chief Executive Officer

BUSINESS OF CHEVIOT FINANCIAL CORP.

Cheviot Savings Bank (the "Savings Bank") was established in 1911 as an Ohio chartered mutual savings and loan association. As an Ohio-chartered savings association, the Savings Bank is subject to the regulation and supervision of the Ohio Department of Financial Institutions and the Office of Thrift Supervision.

In 2004, the Savings Bank reorganized into a two-tier mutual holding company structure (the "Reorganization") and established Cheviot Financial Corp. ("Cheviot Financial" or the "Corporation") as the parent of the Savings Bank. Pursuant to the Plan, Cheviot Financial issued 9,918,751 common shares, of which approximately 55.0% was issued to Cheviot Mutual Holding Company, a federally chartered mutual holding company. Cheviot Financial sold 4,388,438 common shares, representing approximately 44.0% of the outstanding common stock, to the Savings Bank's depositors and a newly formed Employee Stock Ownership Plan ("ESOP") at an initial issuance price of $10.00 per share. In addition, 75,000 shares, or approximately one percent of the outstanding shares, were issued to a charitable foundation established by the Savings Bank. Cheviot Financial's issuance of common shares resulted in proceeds, net of offering costs and shares issued to the ESOP, totaling $39.3 million. At December 31, 2008, Cheviot Financial had 3,417,191 shares issued and outstanding to persons other than Cheviot Mutual Holding Company.

The Savings Bank is a community and customer-oriented savings and loan operating six full-service offices, all of which are located in Hamilton County, Ohio, which we consider our primary market area. We emphasize personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets.

Cheviot Financial's executive offices are located at 3723 Glenmore Avenue, Cheviot, Ohio 45211-4744, and our telephone number is (513) 661-0457.

The following are highlights of Cheviot Savings Bank's operations:

- a 97-year history of providing financial products and services to individuals, families and small business customers in southwestern Ohio;
- a commitment to single family residential mortgage lending;
- maintaining capital strength and exceeding regulatory "well capitalized" capital requirements; and
- a business strategy designed to expand our banking relationships with existing and future customers.

Cheviot Financial Corp.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth selected financial and other data of Cheviot Financial Corp. at the dates and for the periods presented.

	At December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Selected Financial Condition Data:					
Total assets	$332,000	$319,060	$309,780	$291,791	$276,587
Cash and cash equivalents	10,013	9,450	5,490	9,103	7,725
Investment securities available for sale	23,909	12,178	9,085	-	-
Investment securities held to maturity – at cost	7,000	23,000	25,099	27,084	27,102
Mortgage-backed securities available for sale	648	814	1,042	1,269	1,483
Mortgage-backed securities held to maturity – at cost	6,915	9,500	14,237	20,285	29,204
Loans receivable, net [(1)]	268,483	249,832	241,178	222,711	203,842
Deposits	216,048	219,526	205,450	181,238	179,989
Advances from the Federal Home Loan Bank	44,604	28,665	29,236	33,209	16,199
Shareholders' equity	68,231	67,920	72,200	74,810	77,940

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Selected Operating Data:					
Total interest income	$18,058	$17,791	$16,509	$14,408	$12,983
Total interest expense	8,445	9,499	7,782	5,129	3,881
Net interest income	9,613	8,292	8,727	9,279	9,102
Provision for losses on loans	668	116	25	97	-
Net interest income after provision for losses on loans	8,945	8,176	8,702	9,182	9,102
Total other income	503	545	538	445	270
Total general, administrative and other expense	7,440	7,367	6,770	6,418	6,968
Earnings before income taxes	2,008	1,354	2,470	3,209	2,404
Federal income taxes	592	428	774	1,056	1,076
Net earnings	$ 1,416	$ 926	$ 1,696	$ 2,153	$ 1,328
Earnings per share – basic and diluted	$0.16	$0.10	$0.18	$0.22	$0.14

(1) Includes loans held for sale, net of allowance for loan losses and deferred loan costs.

Cheviot Financial Corp.

SELECTED FINANCIAL AND OTHER DATA (CONTINUED)

	2008	2007	At or For the Year Ended December 31, 2006	2005	2004
Selected Financial Ratios and Other Data:[1]					
Performance Ratios:					
Return on average assets	0.43%	0.29%	0.56%	0.76%	0.48%
Return on average equity	2.09	1.33	2.32	2.79	1.72
Average equity to average assets	20.75	22.16	24.21	27.17	27.91
Equity to total assets at end of period	20.55	21.29	23.31	25.64	28.18
Interest rate spread [2]	2.49	2.00	2.27	2.72	2.85
Net interest margin [2]	3.11	2.78	3.03	3.39	3.39
Average interest-bearing asset to average interest-bearing liabilities	122.59	124.51	128.42	135.63	137.59
Total general, administrative and other expenses to average total assets	2.28	2.34	2.24	2.26	2.53
Efficiency ratio [3]	73.55	83.37	73.07	66.00	74.35
Dividend payout ratio	225.00	320.00	155.56	109.09	142.86
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans [4]	0.69	0.26	0.12	0.07	0.12
Nonperforming assets as a percent of total assets	0.88	0.40	0.09	0.08	0.12
Allowance for loan losses as a percent of total loans	0.26	0.24	0.35	0.36	0.36
Allowance for loan losses as a percent of nonperforming assets	24.36	46.39	296.44	339.50	214.66
Regulatory Capital Ratios:					
Tangible capital	16.84	16.75	16.60	16.70	21.07
Core capital	16.84	16.75	16.60	16.70	21.07
Risk-based capital	32.53	32.67	33.29	34.90	47.08
Number of:					
Banking offices	6	6	6	4	4

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.

(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Efficiency ratio represents the ratio of general, administrative and other expenses divided by the sum of net interest income and total other income.

(4) Nonperforming loans consist of non-accrual loans and accruing loans greater than 150 days delinquent, while nonperforming assets consist of nonperforming loans and real estate acquired through foreclosure.

Cheviot Financial Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects Cheviot Financial's financial statements and other relevant statistical data and is intended to enhance your understanding of our consolidated financial condition and results of operations. You should read the information in this section in conjunction with Cheviot Financial's consolidated financial statements and the related notes included in this Annual Report. The preparation of financial statements involves the application of accounting policies relevant to the business of Cheviot Financial. Certain of Cheviot Financial's accounting policies are important to the portrayal of Cheviot Financial's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.

General

Our results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans, loan sales and servicing activities, and service charges and fees collected on our loan and deposit accounts. Our general, administrative and other expense primarily consists of employee compensation and benefits, advertising expense, data processing expense, other operating expenses and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the accounting method used for the allowance for loan losses to be a critical accounting policy.

The allowance for loan losses is the estimated amount considered necessary to cover inherent, but unconfirmed, credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical accounting policies for Cheviot Financial.

Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

Critical Accounting Policies (continued)

The analysis has two components, specific and general allocations. Specific percentage allocations can be made for unconfirmed losses related to loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. If the fair value of the loan is less than the loan's carrying value, a charge-off is recorded for the difference. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the allowances we have established which could result in a material negative effect on our financial results.

Forward-Looking Statements

This Annual Report contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans and prospects and growth and operating strategies;
- statements regarding the asset quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

- significantly increased competition among depository and other financial institutions;
- inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;
- general economic conditions, either nationally or in our market areas, which are worse than expected;
- adverse changes in the securities markets;
- legislative or regulatory changes that adversely affect our business;
- our ability to enter new markets successfully and capitalize on growth opportunities;
- changes in consumer spending, borrowing and savings habits;
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board and the Public Company Accounting Oversight Board; and
- changes in our organization, compensation and benefit plans.

Because of these and other uncertainties, our actual future results may be materially different from the results anticipated by these forward-looking statements.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

Net interest income represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

The following tables set forth certain information for the years ended December 31, 2008, 2007 and 2006. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were deemed necessary based on materiality. Average balances are based on monthly averages. In the opinion of management, monthly averages do not differ materially from daily averages.

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans receivable, net (1)	$260,708	$15,436	5.92%	$246,335	$15,007	6.09%	$233,331	$14,014	6.01%
Mortgage-backed securities	8,505	464	5.46	12,444	693	5.57	18,173	838	4.61
Investment securities	35,488	2,074	5.84	35,148	1,865	5.31	31,053	1,395	4.49
Interest-earning deposits and other (2)	4,507	84	1.86	4,427	226	5.11	5,070	262	5.17
Total interest-earning assets	309,208	18,058	5.84	298,354	17,791	5.96	287,627	16,509	5.74
Total non-interest-earning assets	17,289			17,054			14,882		
Total assets	$326,497			$315,408			$302,509		
Liabilities and Shareholders' Equity:									
Interest-bearing liabilities:									
Deposits	$212,963	6,727	3.16	$209,989	8,066	3.84	$193,130	6,305	3.26
FHLB advances	39,257	1,718	4.38	29,630	1,433	4.84	30,848	1,477	4.79
Total interest-bearing liabilities	252,220	8,445	3.35	239,619	9,499	3.96	223,978	7,782	3.47
Total non-interest-bearing liabilities	6,535			5,904			5,300		
Total liabilities	258,755			245,523			229,278		
Shareholders' equity	67,742			69,885			73,231		
Total liabilities and shareholders' equity	$326,497			$315,408			$302,509		
Net interest income		$9,613			$ 8,292			$ 8,727	
Interest rate spread (3)			2.49%			2.00%			2.27%
Net interest margin (4)			3.11%			2.78%			3.03%
Average interest-earning assets to average interest-bearing liabilities			122.59%			124.51%			128.42%

(1) Includes nonaccruing loans. Interest income on loans receivable, net includes amortized loan origination fees.
(2) Includes interest-earning demand deposits, other interest-earning deposits and FHLB stock.
(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year ended December 31,					
	2008 vs. 2007 Increase (decrease) due to			2007 vs. 2006 Increase (decrease) due to		
	Volume	**Rate**	**Net Change**	**Volume**	**Rate**	**Net Change**
	(In thousands)					
Interest earnings assets:						
Loans receivable, net	$857	$ (428)	$ 429	$801	$ 192	$ 993
Mortgage-backed securities	(215)	(14)	(229)	(283)	138	(145)
Investment securities	18	191	209	167	303	470
Interest-earning assets	4	(146)	(142)	(33)	(3)	(36)
Total interest-earning assets	664	(397)	267	652	630	1,282
Interest-bearing liabilities:						
Deposits	113	(1,452)	(1,339)	581	1,180	1,761
FHLB advances	432	(147)	285	(58)	14	(44)
Total interest-bearing liabilities	545	(1,599)	(1,054)	523	1,194	1,717
Increase (decrease) in net interest income	**$119**	**$1,202**	**$1,321**	**$129**	**$ (564)**	**$ (435)**

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

At December 31, 2008, Cheviot Financial had total assets of $332.0 million, an increase of $12.9 million, or 4.1%, from the $319.1 million total at December 31, 2007. The increase in total assets reflects an increase in the loan portfolio totaling $18.7 million, which was partially funded by the increase in advances from the Federal Home Loan Bank of $15.9 million.

Cash, federal funds sold and interest-earning deposits in other financial institutions totaled $10.0 million at December 31, 2008, an increase of $563,000, or 6.0%, from $9.5 million at December 31, 2007. Investment securities totaled $30.9 million at December 31, 2008, a decrease of $4.3 million, or 12.1%, from $35.2 million at December 31, 2007. During the year ended December 31, 2008, investment securities purchases consisted of $19.0 million of U.S. Government agency obligations, which were partially offset by $23.0 million of maturities.

Mortgage-backed securities totaled $7.6 million at December 31, 2008, a decrease of $2.8 million, or 26.7%, from $10.3 million at December 31, 2007. The decrease in mortgage-backed securities was due to $2.7 million of principal repayments.

Loans receivable, including loans held for sale, totaled $268.5 million at December 31, 2008, an increase of $18.7 million, or 7.5%, from $249.8 million at December 31, 2007. The increase resulted from loan originations of $69.6 million, which were partially offset by loan repayments of $45.6 million and loans sales of $3.8 million. Growth in the loan portfolio consisted primarily of a $17.9 million increase in loans secured by one- to four-family residential real estate. The change in the composition of the Corporation's assets reflects management's decision to take advantage of opportunities to obtain a higher rate of return from the origination of loans. Cheviot Savings Bank will sell selected one- to four-family residential fixed-rate loans to the Federal Home Loan Bank of Cincinnati. Loans sold and serviced totaled $9.6 million at December 31, 2008. There were approximately $729,000 of loans held for sale in our loan portfolio at December 31, 2008.

At December 31, 2008, the allowance for loan losses totaled $709,000, or 0.26% of net loans, compared to $596,000, or 0.24% of net loans at December 31, 2007. In determining the appropriate level of our allowance for loan losses at any point in time, management and the board of directors apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multi-family and commercial loans are evaluated individually for potential impairments in their carrying value. Second, the allowance for loan losses entails utilizing our five year historic loss experience by applying such loss percentage to the loan types to be collectively evaluated in the portfolio. The $668,000 provision for losses on loans during the year ended December 31, 2008 is a reflection of these factors: weaker economic conditions in the greater Cincinnati area, an increase in delinquent loans, and the charge-off of specific loans totaling $572,000. The five year historic loss experience has increased from prior years, which has caused the allowance for loan loss as a percentage of loans to increase. The analysis of the allowance for loan losses requires an element of judgment and is subject to the possibility that the allowance may need to be increased, with a corresponding reduction in earnings. To the best of management's knowledge, all known and inherent losses that are probable and that can be reasonably estimated have been recorded at December 31, 2008.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007 (continued)

Nonperforming and impaired loans totaled $1.8 million at December 31, 2008, compared to $660,000 at December 31, 2007. At December 31, 2008, nonperforming loans were comprised of loans secured by one- to four-family residential real estate. The allowance for loan losses totaled 38.4% and 90.3% of nonperforming loans at December 31, 2008 and 2007, respectively. Based on individual analyses of these loans, management believes that the Corporation's allowance for loan losses conforms to generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Although management believes that the allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

Deposits totaled $216.0 million at December 31, 2008, a decrease of $3.5 million, or 1.6%, from $219.5 million at December 31, 2007. The decrease in deposits consisted of a $14.1 million decrease in certificates of deposits, which was partially offset by an increase in demand transaction and passbook accounts of $10.6 million.

Advances from the Federal Home Loan Bank of Cincinnati increased by $15.9 million, or 55.6%, to a total of $44.6 million at December 31, 2008. The use of FHLB advances as a funding source reflected the ability to use a lower cost of funds to fund loan originations.

Shareholders' equity totaled $68.2 million at December 31, 2008, a $311,000, or 0.5%, increase from December 31, 2007. The increase in shareholders' equity resulted primarily from net earnings of $1.4 million, which was partially offset by purchases of our common stock totaling $725,000 under our stock repurchase plan and the payment of dividends of $1.2 million paid during 2008.

Cheviot Savings Bank is required to maintain minimum regulatory capital pursuant to federal regulations. At December 31, 2008, Cheviot Savings Bank's regulatory capital substantially exceeded all minimum regulatory capital requirements.

Comparison of Results of Operations for the Years Ended December 31, 2008 and December 31, 2007

General

Cheviot Financial's net earnings totaled $1.4 million for the year ended December 31, 2008, an increase of $490,000, or 52.9%, compared to the net earnings recorded for the year ended December 31, 2007. The increase in net earnings reflects a $1.3 million increase in net interest income, which was partially offset by a $42,000 decrease in other income, a $73,000 increase in general, administrative and other expenses and an increase in the provision for federal income taxes of $164,000.

Comparison of Results of Operations for the Year ended December 31, 2008 and December 31, 2007
(continued)

Interest Income

Total interest income for the year ended December 31, 2008, totaled $18.1 million, an increase of $267,000, or 1.5%, compared to the year ended December 31, 2007. The increase in interest income reflects the impact of an increase of $10.9 million, or 3.6%, in the average balance of interest-earning assets outstanding during the year ended December 31, 2008 as compared to the year ended December 31, 2007, which was partially offset by a decrease of 12 basis points in the average yield, to 5.84% from 5.96%.

Interest income on loans increased by $429,000, or 2.9%, for the year ended December 31, 2008. The increase in interest income on loans reflects a $14.4 million, or 5.8%, increase in the average balance outstanding during 2008, which was partially offset by a decrease of 17 basis points in the average yield to 5.92%. Interest income on mortgage-backed securities decreased by $229,000, or 33.0%, during the year ended December 31, 2008, due primarily to a decrease in the average balance outstanding of $3.9 million and a decrease in the average yield of 11 basis points from 2007. Interest income on investment securities increased by $209,000, or 11.2%, during the year ended December 31, 2008, due to an increase in the average yield of 53 basis points from 2007 and a $340,000, or 1.0%, increase in the average balance outstanding. Interest income on other interest-earning assets decreased by $142,000, or 62.8%, during the year ended December 31, 2008. The decrease was due to a 325 basis point decrease in the average yield, which was partially offset by a $80,000 increase in the average balance outstanding.

Interest Expense

Interest expense totaled $8.4 million for the year ended December 31, 2008, a decrease of $1.1 million, or 11.1%, compared to the year ended December 31, 2007. The average balance of interest-bearing liabilities outstanding increased by $12.6 million during 2008, which was partially offset by a decrease in the average cost of liabilities of 61 basis points to 3.35% for the year ended December 31, 2008. Interest expense on deposits totaled $6.7 million for the year ended December 31, 2008, a decrease of $1.3 million, or 16.6%, from the year ended December 31, 2007. This decrease was a result of a decrease in the average cost of deposits of 68 basis points to 3.16% for 2008, which was partially offset by an increase in the average balance outstanding of $3.0 million, or 1.4%, for 2008. Interest expense on borrowings totaled $1.7 million for the year ended December 31, 2008, an increase of $285,000, or 19.9%, from the 2007 period. This increase resulted from an increase in the average balance of borrowings outstanding of $9.6 million, or 32.5%, which was partially offset by a 46 basis point decrease in the average cost of borrowings for the year ended December 31, 2008 compared to 2007. The decrease in the average cost of deposits and borrowings reflects lower shorter term interest rates in 2008 as compared to 2007, as actions by the Federal Reserve to reduce shorter term interest rates resulted in a steepening of the yield curve and a reduction of short term and medium term interest rates.

Comparison of Results of Operations for the Year ended December 31, 2008 and December 31, 2007 (continued)

Net Interest Income

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.3 million, or 15.9%, during the year ended December 31, 2008 from the year ended December 31, 2007. The Savings Bank's cost of its liabilities decreased more significantly than the yield on its assets during 2008. The average interest rate spread increased to 2.49% for the year ended December 31, 2008 from 2.00% for the year ended December 31, 2007. The net interest margin increased to 3.11% for the year ended December 31, 2008 from 2.78% for the year ended December 31, 2007.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectability of the Savings Bank's loan portfolio, management recorded a $668,000 provision for losses on loans for the year ended December 31, 2008. Management's analysis of the allowance resulted in a $116,000 provision for losses on loans for the year ended December 31, 2007. The decision to make a larger provision for loan losses during the year ended December 31, 2008, as compared to recent periods, reflects the amount necessary to maintain an adequate allowance based on the five year historical loss experience and other external factors. These other external factors, economic conditions, increase in delinquent loans, and collateral value changes, have had a negative impact on non-owner occupied loans in the portfolio. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming loans in the future. At December 31, 2008, the allowance for loan losses totaled $709,000, or 0.26% of net loans, compared to $596,000, or 0.24% of net loans at December 31, 2007. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming loans or that the allowance will be adequate to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $503,000 for the year ended December 31, 2008, a decrease of $42,000, or 7.7%, compared to the year ended December 31, 2007. This decrease is due primarily to an increase in the loss on sale of real estate acquired through foreclosure of $43,000, a loss on sale of office premises and equipment of $15,000, and a reduction in gain on sales of loans, which losses were partially offset by an increase in other income of $14,000.

Comparison of Results of Operations for the Year ended December 31, 2008 and December 31, 2007 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $7.4 million for the year ended December 31, 2008, an increase of $73,000, or 1.0%, compared to the year ended December 31, 2007. This increase is a result of a $55,000, or 6.1%, increase in property, payroll, and other taxes and an increase of $21,000, or 3.7%, in occupancy and equipment expenses. The increase in property, payroll and other taxes is due primarily to an increase in the Ohio franchise tax. The increase in occupancy and equipment expense was due primarily to expense incurred for routine maintenance and repair on our six branch facilities, including furniture and fixtures.

FDIC Premiums

The Federal Deposit Insurance Corporation ("FDIC") imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and currently ranges from 5 to 43 basis points of the institution's deposits. Federal law requires that the designated reserve ratio for the deposit insurance fund be established by the FDIC at 1.15% to 1.50% of estimated insured deposits. If this reserve ratio drops below 1.15% or the FDIC expects that it to do so within six months, the FDIC must, within 90 days, establish and implement a plan to restore the designated reserve ratio to 1.15% of estimated insured deposits within five years (absent extraordinary circumstances). On December 22, 2008, the FDIC issued final rules increasing the current assessment rates for all institutions by 7 basis points and up to 50 basis points for certain financial institutions for the first quarter of 2009. It is expected that the FIDC will adopt a new risk based assessment system.

In addition, the Emergency Economic Stabilization Act of 2008 (EESA) temporarily increased the limit on FDIC insurance coverage for deposits to $250,000 through December 31, 2009, and the FDIC took action to provide coverage for newly-issued senior unsecured debt and non-interest bearing transaction accounts in excess of the $250,000 limit, for which institutions will be assessed additional premiums.

These actions will significantly increase our non-interest expense in 2009 and in future years as long as the increased premiums are in place.

Federal Income Taxes

The provision for federal income taxes totaled $592,000 for the year ended December 31, 2008, an increase of $164,000, or 38.3%, compared to the provision recorded for the 2007 period. The increase resulted primarily from the increase in earnings before taxes of $654,000, or 48.3%. The effective tax rates were 29.5% and 31.6% for the years ended December 31, 2008 and 2007, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2007 and December 31, 2006

General

Cheviot Financial's net earnings totaled $926,000 for the year ended December 31, 2007, a decrease of $770,000, or 45.4%, compared to the net earnings recorded for the year ended December 31, 2006. The decrease in net earnings reflects a $435,000 decrease in net interest income and a $597,000 increase in general, administrative and other expenses which was partially offset by a $7,000 increase in other income and a decrease in the provision for federal income taxes of $346,000.

Interest Income

Total interest income for the year ended December 31, 2007, totaled $17.8 million, an increase of $1.3 million, or 7.8%, compared to the year ended December 31, 2006. The increase in interest income reflects the impact of an increase of $10.7 million, or 3.7%, in the average balance of interest-earning assets outstanding during the year ended December 31, 2007 as compared to the year ended December 31, 2006, and an increase of 22 basis points in the average yield, to 5.96% from 5.74%.

Interest income on loans increased by $993,000, or 7.1%, for the year ended December 31, 2007. The increase in interest income on loans reflects a $13.0 million, or 5.6%, increase in the average balance outstanding during 2007 and an increase of 8 basis points in the average yield to 6.09%. Interest income on mortgage-backed securities decreased by $145,000, or 17.3%, during the year ended December 31, 2007, due primarily to a decrease in the average balance outstanding of $5.7 million, partially offset by an increase in the average yield of 96 basis points from the 2006 period. Interest income on investment securities increased by $470,000, or 33.7%, during the year ended December 31, 2007, due to an increase in the average yield of 82 basis points from the 2006 period and a $4.1 million, or 13.2%, increase in the average balance outstanding. Interest income on other interest-earning assets decreased by $36,000, or 13.7%, during the year ended December 31, 2007. The decrease was due to a 6 basis point decrease in the average yield and a $643,000 decrease in the average balance outstanding.

Interest Expense

Interest expense totaled $9.5 million for the year ended December 31, 2007, an increase of $1.7 million, or 22.1%, compared to the year ended December 31, 2006. The average balance of interest-bearing liabilities outstanding increased by $15.6 million during 2007, and the average cost of liabilities increased by 49 basis points to 3.96% for the year ended December 31, 2007. Interest expense on deposits totaled $8.1 million for the year ended December 31, 2007, an increase of $1.8 million, or 27.9%, from the year ended December 31, 2006. This increase was a result of an increase in the average cost of deposits of 58 basis points to 3.84% for 2007, as well as an increase in the average balance outstanding of $16.9 million, or 8.7%, for 2007. During 2007 our customers showed a preference for higher-cost certificate of deposit accounts as compared to lower cost demand, transaction and passbook deposits. Consequently, the composition of our deposits is more significantly comprised of time deposits in 2007 as compared to 2006. Interest expense on borrowings totaled $1.4 million for the year ended December 31, 2007, a decrease of $44,000, or 3.0%, from the 2006 period. This decrease resulted from a decrease in the average balance of borrowings outstanding of $1.2 million, or 3.9%, which was partially offset by a 5 basis point increase in the average cost of borrowings for the year ended December 31, 2007 from the 2006 period.

Comparison of Results of Operations for the Year ended December 31, 2007 and December 31, 2006 (continued)

Net Interest Income

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $435,000, or 5.0%, during the year ended December 31, 2007 from the year ended December 31, 2006. The average interest rate spread decreased to 2.00% for the year ended December 31, 2007 from 2.27% for the year ended December 31, 2006. The net interest margin decreased to 2.78% for the year ended December 31, 2007 from 3.03% for the year ended December 31, 2006.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectability of the Savings Bank's loan portfolio, management recorded a $116,000 provision for losses on loans for the year ended December 31, 2007. Management's analysis of the allowance resulted in a $25,000 provision for losses on loans for the year ended December 31, 2006. There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future. At December 31, 2007, the allowance for loan losses totaled $596,000, or 0.24% of net loans, compared to $833,000, or 0.35% of net loans, at December 31, 2006. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the allowance for loan losses will be adequate to absorb losses on known nonperforming loans or that the allowance will be adequate to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $545,000 for the year ended December 31, 2007, an increase of $7,000, or 1.3%, compared to the year ended December 31, 2006. This increase is due primarily to an increase in other operating income of $21,000, or 7.1%, to $315,000 for the year ended December 31, 2007 from $294,000 for the prior period, an increase in the gain on sale of loans of $15,000 and a decrease in the loss on sale of real estate acquired through foreclosure of $16,000, which were partially offset by a decrease in the gain on sale of office premises and equipment of $44,000.

General, Administrative and Other Expense

General, administrative and other expense totaled $7.4 million for the year ended December 31, 2007, an increase of $597,000, or 8.8%, compared to the year ended December 31, 2006. This increase is a result of a $140,000, or 3.3%, increase in employee compensation and benefits expenses, an increase of $127,000, or 16.3%, in property, payroll, and other taxes and an increase of $116,000, or 26.1%, in occupancy and equipment expenses. The increase in employee compensation and benefits is due primarily to an increase in the number of employees reflecting a full year of operation of two additional branches during 2007 as compared to two quarters of operation in 2006. The increase in property, payroll and other taxes is due primarily to an increase in the Ohio franchise tax. The increase in occupancy and equipment expense was due primarily to expense incurred for the operation of the two new branches opened in the latter quarters of 2006.

Comparison of Results of Operations for the Year ended December 31, 2007 and December 31, 2006 (continued)

Federal Income Taxes

The provision for federal income taxes totaled $428,000 for the year ended December 31, 2007, a decrease of $346,000, or 44.7%, compared to the provision recorded for the 2006 period. The decrease resulted primarily from the decrease in earnings before taxes of $1.1 million, or 45.2%. The effective tax rates were 31.6% and 31.3% for the years ended December 31, 2007 and 2006, respectively.

Management of Market Risk

Qualitative Analysis

Our most significant form of market risk is interest rate risk. The primary objective of our interest rate risk policy is to manage the exposure of net interest income to changes in interest rates. Our board of directors and management evaluates the interest rate risk inherent in certain assets and liabilities, determines the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements and performance objectives and modifies lending, investing, deposit and borrowing strategies accordingly. Our board of directors reviews management's activities and strategies, the effect of those strategies on the net portfolio value, and the effect that changes in market interest rates would have on net portfolio value. During 2008, short term interest rates declined, which are used to price our deposit products and are used in determining our cost of borrowings, medium and long term interest rates increased, which are used to determine the pricing of our loan products. This has resulted in a increase of our interest rate spread and net interest margin. Consequently, our net interest income increased in 2008 as compared to 2007.

We actively monitor interest rate risk in connection with our lending, investing, deposit and borrowing activities. We emphasize the origination of residential and multi-family fixed-rate mortgage loans, including 15, 20 and 30 year first mortgage loans, residential, multi-family and commercial real estate adjustable-rate loans, construction loans and consumer loans. Depending on market interest rates and our capital and liquidity position, we may sell our newly originated fixed-rate mortgage loans on a servicing-retained or servicing-released basis. We also invest in short-term securities, which generally have lower yields compared to longer-term investments. During 2008 we invested in longer-term securities that will improve our net interest margin by leveraging these investments with borrowings from the Federal Home Loan Bank. Investment and borrowing terms were matched, thereby reducing the exposure of our net interest income to changes in market interest rates.

Quantitative Analysis

As part of its monitoring procedures, the Asset and Liability Management Committee regularly reviews interest rate risk by analyzing the impact of alternative interest rate environments on the market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance-sheet instruments, and evaluating such impacts against the maximum potential changes in market value of portfolio equity that are authorized by the Savings Bank's board of directors.

Quantitative Analysis
(continued)

The Office of Thrift Supervision provides the Savings Bank with the information presented in the following tables. They present the change in the Savings Bank's net portfolio value ("NPV") at December 31, 2008 and 2007, that would occur upon an immediate change in interest rate based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change. The application of the methodology attempts to quantify interest rate risk as the change in NPV which would result from a theoretical change in market interest rates of 100, 200 and 300 basis points. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and outgoing cash flows on interest-bearing liabilities.

Quantitative Analysis (continued)

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)[1]	December 31, 2008				
	Net Portfolio Value[3]			Net Portfolio Value as % of PV of Assets[4]	
	$ Amount	$ Change	% Change	NPV Ratio[5]	Change
	(In thousands)				
+300 bp	$45,589	$(12,509)	(21.5%)	14.19%	(269) bp
+200 bp	51,957	(6,141)	(10.6)	15.71	(117)
+100 bp	56,292	(1,806)	(3.1)	16.62	(26)
0 bp	58,098	--	--	16.88	--
-100 bp	56,808	(1,290)	(2.2)	16.39	(49)
-200 bp[2]	--	--	--	--	--

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)[1]	December 31, 2007				
	Net Portfolio Value[3]			Net Portfolio Value as % of PV of Assets[4]	
	$ Amount	$ Change	% Change	NPV Ratio[5]	Change
	(In thousands)				
+300 bp	$42,318	$(18,076)	(29.9%)	13.96%	(445) bp
+200 bp	49,431	(10,963)	(18.2)	15.83	(259)
+100 bp	55,784	(4,610)	(7.6)	17.38	(103)
0 bp	60,394	--	--	18.42	--
-100 bp	62,790	2,396	4.0	18.86	44
-200 bp[2]	63,693	3,299	5.5	18.92	51

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) Not meaningful because some market rates would compute at a rate less than zero.
(3) Net portfolio value represents the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities.
(4) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(5) NPV Ratio represents the net portfolio value divided by the present value of assets.

The model reflects that the Savings Bank's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. The above table indicates that as of December 31, 2008, in the event of a 100 basis point increase in interest rates, we would experience a 3.1%, or $1.8 million, decrease in net portfolio value. In the event of a 100 basis point decrease in interest rates, we would experience a 2.2%, or $1.3 million, decrease in net portfolio value. However, given the current level of market interest rates and the low probability of further significant declines in absolute rates, we did not calculate net portfolio value for interest rate decreases of greater than 200 basis points.

Quantitative Analysis (continued)

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurement. Modeling changes in net portfolio value requires the making of certain assumptions regarding prepayment and deposit decay rates, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates and decay rates will approximate actual future loan prepayment and deposit withdrawal activity. Moreover, the NPV table presented assumes that the composition of our interest- sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of our interest rate risk exposure at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on our net portfolio value and will differ from actual results.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities and funds provided by our operations. In addition, we may borrow from the Federal Home Loan Bank of Cincinnati. At December 31, 2008 and 2007, we had $44.6 million and $28.7 million, respectively, in outstanding borrowings from the Federal Home Loan Bank of Cincinnati and had the capacity to increase such borrowings at those dates by approximately $99.3 million and $109.4 million, respectively.

Loan repayments and maturing securities are a relatively predictable source of funds. However, deposit flows, calls of securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of these sources of funds.

Our primary investing activities are the origination of one- to four-family real estate loans, commercial real estate, construction and consumer loans, and, to a lesser extent, the purchase of securities. For the year ended December 31, 2008, loan originations totaled $69.6 million, compared to $47.7 million for the year ended December 31, 2007. Purchases of investment securities totaled $19.0 million for the year ended December 31, 2008 and $11.0 million for the year ended December 31, 2007.

Total deposits decreased $3.5 million during the year ended December 31, 2008, while total deposits increased $14.1 million during the year ended December 31, 2007. Deposit flows are affected by the level of interest rates, the interest rates and products offered by competitors and other factors. At December 31, 2008, certificates of deposit scheduled to mature within one year totaled $104.9 million. Our ability to retain these deposits will be determined in part by the interest rates we are willing to pay on such deposits.

Liquidity and Capital Resources (continued)

The following table sets forth information regarding the Corporation's obligations and commitments to make future payments under contract as of December 31, 2008.

	Payments due by period				
	Less than 1 year	More than 1-3 years	More than 3-5 years	More than 5 years	Total
			(In thousands)		
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ 3,000	$ 9,000	$ 2,932	$29,672	$ 44,604
Certificates of deposit	104,868	23,193	13,573	-	141,634
Amount of loan commitments and expiration per period:					
Commitments to originate one- to four-family loans	682	-	-	-	682
Home equity lines of credit	11,640	-	-	-	11,640
Undisbursed loans in process	2,623	-	-	-	2,623
Total contractual obligations	**$122,813**	**$32,193**	**$16,505**	**$29,672**	**$201,183**

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2008 and 2007, we exceeded all of the applicable regulatory capital requirements. Our core (Tier 1) capital was $55.9 million and $53.4 million, or 16.9% and 16.8% of total assets, at December 31, 2008 and 2007, respectively. In order to be classified as "well-capitalized" under federal banking regulations, we were required to have core capital of at least $19.9 million, or 6.0% of assets, as of December 31, 2008. To be classified as a well-capitalized savings bank, we must also have a ratio of total risk-based capital to risk-weighted assets of at least 10.0%. At December 31, 2008 and 2007, we had a total risk-based capital ratio of 32.5% and 32.7%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein regarding Cheviot Financial have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Cheviot Financial's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Cheviot Financial's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, because such prices are affected by inflation to a larger extent than interest rates.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cheviot Financial Corp. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, the Corporation's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, the Corporation's management believes that as of December 31, 2008, the Corporation's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this annual report.

Thomas J. Linneman
President and Chief Executive Officer

Scott T. Smith
Chief Financial Officer
(principal financial officer and principal accounting officer)

March 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cheviot Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Cheviot Financial Corp. as of December 31, 2008 and 2007 and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cheviot Financial Corp. as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 18, 2009

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | columbus | dayton | middletown | springfield

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cheviot Financial Corp.

We have audited the consolidated statement of financial condition (not included herein) of Cheviot Financial Corp. (the "Corporation") as of December 31, 2006 and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cheviot Financial Corp. as of December 31, 2006 and the consolidated results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note A-15, the Corporation changed its method of accounting for share-based stock benefit compensation in accordance with Statement of Financial Accounting Standards SFAS No. 123(R) as of January 1, 2006.

Grant Thornton LLP

GRANT THORNTON LLP

Cincinnati, Ohio
March 28, 2007

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007
(In thousands)

ASSETS	2008	2007
Cash and due from banks	$ 4,192	$ 3,680
Federal funds sold	4,063	4,313
Interest-earning deposits in other financial institutions	1,758	1,457
Cash and cash equivalents	10,013	9,450
Investment securities available for sale – at fair value	23,909	12,178
Investment securities held to maturity - at cost, approximate market value of $7,074 and $23,086 at December 31, 2008 and 2007, respectively	7,000	23,000
Mortgage-backed securities available for sale - at fair value	648	814
Mortgage-backed securities held to maturity - at cost, approximate market value of $6,830 and $9,577 at December 31, 2008 and 2007, respectively	6,915	9,500
Loans receivable - net	267,754	249,832
Loans held for sale-at lower of cost or market	729	-
Real estate acquired through foreclosure - net	1,064	625
Office premises and equipment - at depreciated cost	4,969	5,131
Federal Home Loan Bank stock - at cost	3,369	3,238
Accrued interest receivable on loans	1,159	1,119
Accrued interest receivable on mortgage-backed securities	32	51
Accrued interest receivable on investments and interest-bearing deposits	466	418
Prepaid expenses and other assets	297	177
Bank-owned life insurance	3,516	3,383
Prepaid federal income taxes	160	144
Total assets	$332,000	$319,060
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$216,048	$219,526
Advances from the Federal Home Loan Bank	44,604	28,665
Advances by borrowers for taxes and insurance	1,464	1,253
Accrued interest payable	172	117
Accounts payable and other liabilities	1,069	939
Deferred federal income taxes	412	640
Total liabilities	263,769	251,140
Shareholders' equity		
Preferred stock - authorized 5,000,000 shares, $.01 par value; none issued		
Common stock - authorized 30,000,000 shares, $.01 par value; 9,918,751 shares issued at December 31, 2008 and 2007	99	99
Additional paid-in capital	43,625	43,418
Shares acquired by stock benefit plans	(2,829)	(3,582)
Treasury stock - at cost, 1,046,247 and 967,077 shares at December 31, 2008 and 2007	(12,799)	(12,074)
Retained earnings - restricted	40,276	40,013
Accumulated comprehensive income (loss), unrealized gains (losses) on securities available for sale, net of tax benefits	(141)	46
Total shareholders' equity	68,231	67,920
Total liabilities and shareholders' equity	$332,000	$319,060

The accompanying notes are an integral part of these statements.

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2008, 2007 and 2006
(In thousands, except per share data)

	2008	2007	2006
Interest income			
Loans	$15,436	$15,007	$14,014
Mortgage-backed securities	464	693	838
Investment securities	2,074	1,865	1,395
Interest-earning deposits and other	84	226	262
Total interest income	18,058	17,791	16,509
Interest expense			
Deposits	6,727	8,066	6,305
Borrowings	1,718	1,433	1,477
Total interest expense	8,445	9,499	7,782
Net interest income	9,613	8,292	8,727
Provision for losses on loans	668	116	25
Net interest income after provision for losses on loans	8,945	8,176	8,702
Other income			
Rental	51	47	44
Loss on sale of real estate acquired through foreclosure	(48)	(5)	(21)
Gain (loss) on sale of office premises and equipment	(15)	-	44
Gain on sale of loans	53	59	44
Earnings on bank-owned life insurance	133	129	133
Other operating	329	315	294
Total other income	503	545	538
General, administrative and other expense			
Employee compensation and benefits	4,331	4,356	4,216
Occupancy and equipment	582	561	445
Property, payroll and other taxes	960	905	778
Data processing	311	306	281
Legal and professional	382	404	382
Advertising	196	174	164
Other operating	678	661	504
Total general, administrative and other expense	7,440	7,367	6,770
Earnings before income taxes	2,008	1,354	2,470
Federal income taxes (benefits)			
Current	724	304	667
Deferred	(132)	124	107
Total federal income taxes	592	428	774
NET EARNINGS	**$1,416**	**$ 926**	**$ 1,696**
Earnings per share - basic and diluted	**$.16**	**$.10**	**$.18**

The accompanying notes are an integral part of these statements.

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Net earnings	$1,416	$926	$1,696
Other comprehensive income (loss), net of tax expense (benefit):			
Unrealized holding gains (losses) on securities during the period, net of tax expense (benefit) of $(96), $28 and $- for the years ended December 31, 2008, 2007 and 2006, respectively	(187)	54	-
Comprehensive income	$1,229	$980	$1,696
Accumulated comprehensive income (loss)	$ (141)	$ 46	$ (8)

The accompanying notes are an integral part of these statements.

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2008, 2007 and 2006
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Shares acquired by stock benefit plans	Treasury stock	Retained earnings	Unrealized gains (losses)on on securities available for sale	Total shareholders' equity
Balance at December 31, 2005	$99	$42,824	$(5,092)	$ (2,537)	$39,524	$ (8)	$74,810
Net earnings for the year ended December 31, 2006	-	-	-	-	1,696	-	1,696
Cash dividends of $.28 per share	-	-	-	-	(1,049)	-	(1,049)
Amortization expense of stock benefit plans	-	50	763	-	-	-	813
Stock option expense	-	239	-	-	-	-	239
Treasury stock repurchases	-	-	-	(4,309)	-	-	(4,309)
Balance at December 31, 2006	$99	$43,113	$(4,329)	$ (6,846)	$40,171	$ (8)	$72,200
Net earnings for the year ended December 31, 2007	-	-	-	-	926	-	926
Cash dividends of $.32 per share	-	-	-	-	(1,084)	-	(1,084)
Amortization expense of stock benefit plans	-	63	747	-	-	-	810
Stock option expense	-	242	-	-	-	-	242
Treasury stock repurchases	-	-	-	(5,228)	-	-	(5,228)
Unrealized gains on securities designated as available for sale, net of related tax benefits	-	-	-	-	-	54	54
Balance at December 31, 2007	$99	$43,418	$(3,582)	$(12,074)	$40,013	$46	$67,920
Net earnings for the year ended December 31, 2008	-	-	-	-	1,416	-	1,416
Cash dividends of $.36 per share	-	-	-	-	(1,153)	-	(1,153)
Amortization expense of stock benefit plans	-	(38)	753	-	-	-	715
Stock option expense	-	245	-	-	-	-	245
Treasury stock repurchases	-	-	-	(725)	-	-	(725)
Unrealized gains on securities designated as available for sale, net of related tax benefits	-	-	-	-	-	(187)	(187)
Balance at December 31, 2008	$99	$43,625	$(2,829)	$(12,799)	$40,276	$(141)	$68,231

The accompanying notes are an integral part of these statements.

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net earnings for the period	$ 1,416	$ 926	$1,696
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities, net	(21)	(11)	(18)
Depreciation	301	341	265
Amortization expense related to stock benefit plans	715	810	813
Amortization of deferred loan origination fees	1	(14)	(22)
Proceeds from sale of loans in the secondary market	3,836	3,670	2,440
Loans originated for sale in the secondary market	(3,783)	(3,454)	(2,417)
Gain on sale of loans	(53)	(59)	(44)
Loss on sale of real estate acquired through foreclosure	48	5	21
Gain (loss) on sale of office premises and equipment	15	-	(44)
Federal Home Loan Bank stock dividends	(131)	-	(181)
Earnings on bank-owned life insurance	(133)	(129)	(133)
Provision for losses on loans	668	116	25
Increase (decrease) in cash due to changes in:			
Accrued interest receivable on loans	(40)	(46)	(200)
Accrued interest receivable on mortgage-backed securities	19	14	7
Accrued interest receivable on investments and interest-bearing deposits	(48)	21	(141)
Prepaid expenses and other assets	(143)	6	(38)
Accrued interest payable	55	2	115
Accounts payable and other liabilities	130	(100)	(51)
Federal income taxes			
Current	(16)	(193)	105
Deferred	(132)	124	107
Net cash flows provided by operating activities	2,704	2,029	2,305
Cash flows used in investing activities:			
Principal repayments on loans	45,625	34,565	39,175
Loan disbursements	(65,784)	(44,251)	(57,624)
Loans purchased	(455)	-	-
Purchase of investment securities – available for sale	(18,973)	(11,002)	(8,998)
Proceeds from maturity of investment securities – available for sale	7,000	8,000	2,000
Proceeds from maturity of investment securities – held to maturity	16,000	2,000	2,000
Purchase of municipal obligations – available for sale	-	-	(2,080)
Proceeds from maturity of municipal obligations – held to maturity	-	100	-
Principal repayments on mortgage-backed securities – available for sale	146	236	235
Principal repayments on mortgage-backed securities – held to maturity	2,585	4,730	6,036
Additions to real estate acquired through foreclosure	(9)	(3)	-
Proceeds from sale of real estate acquired through foreclosure	839	146	68
Purchase of office premises and equipment	(154)	(75)	(2,075)
Proceeds from the sale of office premises and equipment	-	-	85
Net cash flows used in investing activities	(13,180)	(5,554)	(21,178)
Net cash flows used in operating and investing activities balance carried forward	$(10,476)	(3,525)	(18,873)

The accompanying notes are an integral part of these statements.

CHEVIOT FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Net cash flows used in operating and investing activities balance brought forward	$(10,476)	$(3,525)	$(18,873)
Cash flows provided by financing activities:			
Net increase (decrease) in deposits	(3,478)	14,076	24,212
Proceeds from Federal Home Loan Bank advances	25,500	13,000	5,500
Repayments on Federal Home Loan Bank advances	(9,561)	(13,571)	(9,473)
Advances by borrowers for taxes and insurance	211	50	140
Stock option expense, net	245	242	239
Treasury stock repurchases	(725)	(5,228)	(4,309)
Dividends paid on common stock	(1,153)	(1,084)	(1,049)
Net cash flows provided by financing activities	11,039	7,485	15,260
Net increase (decrease) in cash and cash equivalents	563	3,960	(3,613)
Cash and cash equivalents at beginning of period	9,450	5,490	9,103
Cash and cash equivalents at end of period	$ 10,013	$ 9,450	$ 5,490
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Federal income taxes	$ 744	$ 473	$ 704
Interest on deposits and borrowings	$ 8,390	$ 9,497	$ 7,667
Supplemental disclosure of noncash investing activities:			
Transfers from loans to real estate acquired through foreclosure	$ 1,294	$ 773	$ -
Loans originated upon sales of real estate acquired through foreclosure	$ 185	$ 66	$ -
Recognition of mortgage servicing rights in accordance with SFAS No. 156	$ 20	$ 14	$ 19

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

In January 2004, the Board of Directors of Cheviot Savings Bank (the "Savings Bank") completed a Plan of Reorganization (the "Plan" or the "Reorganization") pursuant to which the Savings Bank reorganized into a two-tier mutual holding company structure with the establishment of a stock holding company, Cheviot Financial Corp. ("Cheviot Financial" or the "Corporation") as parent of the Savings Bank, which converted to stock form, followed by the issuance of all the Savings Bank's outstanding stock to Cheviot Financial. Pursuant to the Plan, Cheviot Financial issued 9,918,751 common shares, of which approximately 55% were issued to Cheviot Mutual Holding Company, a federally-chartered mutual holding company. Cheviot Financial sold 4,388,438 common shares, representing approximately 44% of the outstanding common stock to the Savings Bank's depositors and a newly formed Employee Stock Ownership Plan ("ESOP") at an initial issuance price of $10.00 per share. In addition, 75,000 shares, or approximately one percent of the outstanding shares, were issued to a charitable foundation established by Cheviot Financial. The Reorganization and related stock offering resulted in cash proceeds, net of offering costs and shares issued to the ESOP, totaling approximately $39.3 million.

The Corporation conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, commercial and consumer purposes. The Corporation's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of significant accounting policies which, with the exception of the policy described in Note A-15, have been consistently applied in the preparation of the accompanying financial statements.

1. Principles of Consolidation

The accompanying consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006, include the accounts of the Corporation and its wholly-owned subsidiary, the Savings Bank. All significant intercompany items have been eliminated.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

2. Investment and Mortgage-backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded in shareholders' equity. Realized gains or losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectability of the loan is in doubt. Loans are generally placed on nonaccrual status when they are contractually past due 150 days or more. Interest on loans that are contractually past due more than 150 days is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectability of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2008, the Corporation had $729,000 in loans held for sale.

The Corporation accounts for mortgage servicing rights in accordance with SFAS No. 156 "Accounting for Servicing of Financial Assets-an amendment of SFAS No 140" which requires that the Corporation recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights at fair value. The Corporation has opted to account for the capitalized servicing rights as being amortized in proportion to and over the estimated period of servicing income.

The Corporation recorded mortgage servicing rights totaling $(2,000), $10,000 and $16,000, net of amortization during the years ended December 31, 2008, 2007 and 2006, respectively. The carrying value of the Corporation's mortgage servicing rights, which approximated fair value, totaled approximately $74,000 and $76,000 at December 31, 2008 and 2007, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

The Corporation was servicing mortgage loans of approximately $9.6 million and $8.9 million at December 31, 2008 and 2007, respectively, all of which had been sold to the Federal Home Loan Bank of Cincinnati.

4. Loan Origination Fees and Costs

The Corporation accounts for loan origination fees and costs in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Corporation's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans primarily based on past loan loss experience. Additionally, the Corporation considers changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for impaired loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral-dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in existing one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in construction, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value of collateral.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

Collateral-dependent loans which are more than one hundred fifty days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

6. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. A loan loss provision is recorded for any write down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the properties' fair values subsequently decline below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Investment in Federal Home Loan Bank Stock

The Corporation is required as a condition of membership in the Federal Home Loan Bank of Cincinnati (FHLB) to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. The Corporation's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB of Cincinnati. At December 31, 2008, the FHLB of Cincinnati placed no restrictions on redemption of shares in excess of a member's required investment in the stock.

8. Office Premises and Equipment

Office premises and equipment are carried at cost. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be between fifteen and forty years for buildings and improvements, five to ten years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

9. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

9. Federal Income Taxes (continued)

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, charitable contributions, deferred compensation and stock benefit plans. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

The Corporation adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. Previously, the Corporation had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As required by Interpretation 48, which clarifies Statement No. 109, "Accounting for Income Taxes," the Corporation recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Corporation applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Corporation was not required to record any liability for unrecognized tax benefits as of January 1, 2007. There have been no material changes in unrecognized tax benefits since January 1, 2007. As stated in the Annual Report, the only known tax attribute which can influence the Corporation's effective tax rate is the utilization of charitable contribution carryforwards.

The Corporation is subject to income taxes in the U.S. federal jurisdiction, as well as various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Corporation is no longer subject to U.S. federal, state and local, or non U.S. income tax examinations by tax authorities for the years before 2004.

The Corporation will recognize, if applicable, interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

10. Benefit Plans

The Corporation has a 401(k) retirement savings plan, which covers all employees who have attained the age of 21 and have completed one year of service. The Corporation is annually required to contribute 3% of eligible employees' salaries, plus the lesser of 3% of each participant's salary or 50% of each participant's contributions, to the plan. Additional employer contributions are made at the discretion of the Board of Directors. Employer contributions totaled $177,000, $176,000, and $172,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Corporation has a nonqualified directors deferred compensation plan (the "compensation plan") which provides for the payment of benefits to its directors upon termination of service with the Corporation. The Corporation recorded expense of approximately $21,000 for the directors deferred compensation plan for each of the years ended December 31, 2008, 2007 and 2006.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

10. Benefit Plans (continued)

In connection with the Reorganization, the Corporation implemented an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Allocation of shares to the ESOP participants is predicated upon the repayment of a loan to Cheviot Financial Corp. totaling $2.0 million and $2.3 million at December 31, 2008 and 2007, respectively. Dividends paid on the unallocated shares are used to fund the loan payment. The Corporation recorded expense related to the ESOP of approximately $300,000, $453,000 and $432,000 for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008 The fair value of the unearned ESOP shares approximated $1.5 million at December 31, 2008.

In 2005, the Corporation initiated a Management Recognition Plan ("MRP" or the "Plan") which provided for awards of 194,408 shares to members of the board of directors, management and certain employees. Common shares awarded under the MRP vest over a five year period, commencing with the date of the grant. Expense recognized under the MRP totaled $400,000, $394,000 and $408,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Total nonvested shares at December 31, 2007 were 104,540 at a weighted average grant price of $11.57. During the years ended December 31, 2008, 2007 and 2006, 3,025 shares, 2,325 shares and 2,125 shares were awarded under the Corporation's MRP, respectively at a weighted average grant price of $11.57. During the year ended December 31, 2008, 34,395 shares vested at an average price of $8.51. At December 31, 2008 total nonvested shares were 73,170 at a weighted average grant date fair value of $11.57.

11. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 2008 and 2007:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

Loans receivable: The loan portfolio was segregated into categories with similar characteristics, such as one-to four-family residential, multi-family residential and commercial real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook accounts, and money market demand deposits is deemed to approximate the amount payable on demand at December 31, 2008 and 2007. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2008 and 2007, the fair value of loan commitments was not material.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments were as follows at December 31:

	2008		2007	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 10,013	$ 10,013	$ 9,450	$ 9,450
Investment securities	30,909	30,983	35,178	35,264
Mortgage-backed securities	7,563	7,478	10,314	10,391
Loans receivable - net	268,483	286,760	249,832	249,371
Federal Home Loan Bank stock	3,369	3,369	3,238	3,238
	$320,337	$338,603	$308,012	$307,714
Financial liabilities				
Deposits	$216,048	$216,553	$219,526	$219,701
Advances from the Federal Home Loan Bank	44,604	48,170	28,665	30,165
Advances by borrowers for taxes and insurance	1,464	1,464	1,253	1,253
	$262,116	$266,187	$249,444	$251,119

12. Advertising

Advertising costs are expensed when incurred.

13. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of ninety days or less.

14. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average common shares outstanding during the year less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to a reduction for 178,540, 214,247 and 249,954 unallocated shares held by the ESOP for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

14. Earnings Per Share (continued)

	December 31, 2008	2007	2006
Weighted-average common shares outstanding (basic)	8,684,509	8,904,177	9,225,311
Dilutive effect of assumed exercise of stock options	44,527	96,184	31,117
Weighted-average common shares outstanding (diluted)	**8,729,036**	**9,000,361**	**9,256,428**

15. Stock Option Plan

During 2005, the Corporation approved a Stock Incentive Plan that provides for grants of up to 486,018 stock options. During 2008, 2007 and 2006, approximately 8,060, 6,460 and 6,100 option shares were granted subject to five year vesting, respectively.

In 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payment," which revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires that cost related to the fair value of all equity-based awards to employees, including grants of employee stock options, be recognized in the financial statements.

The Corporation adopted the provisions of SFAS No. 123(R) effective January 1, 2006, using the modified prospective transition method. Under this method, the Corporation has applied the provisions of SFAS No. 123(R) to new equity-based awards and to equity-based awards modified, repurchased, or cancelled after January 1, 2006. In addition, the Corporation compensation cost includes the portion of equity-based awards for which the requisite service period has not been rendered ("unvested equity-based awards") that are outstanding as of January 1, 2006. The compensation cost recorded for unvested equity-based awards is based on their grant-date fair value. For the year ended December 31, 2008, the Corporation recorded $267,000, ($245,000 after-tax) compensation cost for equity-based awards that vested during the year ended December 31, 2008. The Corporation has $374,000 unrecognized pre-tax compensation cost related to non-vested equity-based awards granted under its stock incentive plan as of December 31, 2008, which is expected to be recognized over a weighted-average vesting period of approximately 1.5 years. There is no intrinsic value on the outstanding options due to the strike price exceeding the market price at December 31, 2008.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

15. Stock Option Plan (continued)

A summary of the status of the Corporation's stock option plan as of December 31, 2008, 2007, and 2006 and changes during the year then ended is presented below:

	2008		2007		2006	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	396,220	$11.21	389,760	$11.17	383,700	$11.15
Granted	8,060	9.03	6,460	13.63	6,060	12.12
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	404,280	$11.16	396,220	$11.21	389,760	$11.17
Options exercisable at year-end	233,936	$11.17	154,692	$11.16	76,740	$11.15
Fair value of options granted during the year		$ 1.93		$ 2.77		$ 2.97
Cumulative option compensation cost over service period (in thousands)		$1,169		$1,153		$1,135
Remaining service period		18 months		30 months		41 months

The following information applies to options outstanding at December 31, 2008:

Number outstanding	404,280
Exercise price	$9.03 - $13.63
Weighted-average exercise price	$11.16
Weighted-average remaining contractual life	6.5 years

The expected term of options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based upon the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at grant date. Volatility is based upon the historical volatility of the Corporation's stock.

The fair value of each option granted is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2008, 2007 and 2006: dividend yield of 3.65%, 2.35% and 2.31%; expected volatility of 26.13%, 10.12% and 14.43%; risk-free interest rates of 3.78%, 4.83% and 5.07%; and expected lives of 10 years.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

16. Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value methods and assumptions are set forth below for each type of financial instrument.

Securities available for sale: Fair values on available for sale securities were based upon a market approach. Securities which are fixed income instruments that are not quoted on an exchange, but are traded in active markets, are valued using prices obtained from our custodian, which used third party data service providers.

Available for sale securities include U.S. agency securities, municipal bonds and mortgage-backed agency securities.

		Fair Value Measurements at December 31, 2008		
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Securities available for sale	$ 24,557		$24,557	

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

16. Disclosures About Fair Value of Assets and Liabilities (continued)

The Corporation is predominately an asset-based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Corporation considers to be Level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was approximately $1.8 million.

FASB Staff Position Number FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

17. Recent Accounting Developments

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for non-financial assets and liabilities, and interim periods within those fiscal years. The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, "Fair Value Measurements." The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

17. Recent Accounting Developments (continued)

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a Corporation should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of SAB 109 did not have a material impact on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements." SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the implementation of SFAS 160 to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133." This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not yet determined the effect that the application of SFAS No. 161 will have on the disclosures to our consolidated financial statements.

On October 10, 2008, the FASB issued Staff Position ("FSP") No. 157-3 Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective immediately upon issuance, and includes prior periods for which financial statements have not been issued. We applied the guidance contained in FSP 157-3 in determining fair values at September 30, 2008 and subsequent periods, although it did not have a material impact on our financial condition, results of operations, or liquidity.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31 are shown below.

	December 31, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available for Sale:				
U.S. Government agency securities	$21,995	$62	$ 45	$22,012
Municipal obligations	2,110	2	215	1,897
	$24,105	$64	$260	$23,909
Held to Maturity:				
U.S. Government agency securities	$ 7,000	$ 74	$ -	$ 7,074

	December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available for Sale:				
U.S. Government agency securities	$10,001	$ 87	$ -	$10,088
Municipal obligations	2,110	3	23	2,090
	$12,111	$ 90	$23	$12,178
Held to Maturity:				
U.S. Government agency securities	$23,000	$100	$14	$23,086

The amortized cost of investment securities at December 31, 2008 and 2007, by contractual term to maturity, are shown below.

	December 31, 2008	December 31, 2007
	(In thousands)	
Less than one year	$ 7,000	$ -
One to five years	-	24,000
Five to ten years	565	565
More than ten years	23,540	10,546
	$31,105	$35,111

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2008 and 2007 are shown below.

	December 31, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
Government National Mortgage Association adjustable-rate participation certificates	$ 666	$ -	$ 18	$648
Held to maturity:				
Federal Home Loan Mortgage Corporation adjustable-rate participation certificates	$ 683	$ 1	$ 1	$683
Federal National Mortgage Association adjustable-rate participation certificates	757	-	5	752
Government National Mortgage Association adjustable-rate participation certificates	5,475	-	80	5,395
	$6,915	$1	$86	$6,830

	December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
Government National Mortgage Association adjustable-rate participation certificates	$ 811	$ 3	$ -	$814
Held to maturity:				
Federal Home Loan Mortgage Corporation adjustable-rate participation certificates	$ 802	$ 7	$ -	$809
Federal National Mortgage Association adjustable-rate participation certificates	930	5	1	934
Government National Mortgage Association adjustable-rate participation certificates	7,768	66	-	7,834
	$9,500	$78	$1	$9,577

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, including those designated as available for sale, at December 31, 2008 and 2007, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	December 31, 2008	December 31, 2007
	(In thousands)	
Due in one year or less	$ 203	$ 219
Due in one year through five years	923	1,019
Due in five years through ten years	1,443	1,666
Due in more than ten years	5,012	7,407
	$7,581	$10,311

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007:

	December 31, 2008								
	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
	(Dollars in thousands)								
U.S. Government agency securities	3	$ 3,954	$ 45	-	$ -	$ -	3	$ 3,954	$ 45
Municipal obligations	-	-	-	2	1,020	215	2	1,020	215
Mortgage-backed securities	57	6,939	103	2	108	1	59	7,047	104
Total temporarily impaired securities	60	$ 10,893	$ 148	4	$ 1,128	$ 216	64	$ 12,021	$ 364

	December 31, 2007								
	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
	(Dollars in thousands)								
U.S. Government agency securities	-	$ -	$ -	1	$ 1,986	$ 14	1	$ 1,986	$ 14
Municipal obligations	1	512	8	1	700	15	2	1,212	23
Mortgage-backed securities	-	-	-	2	135	1	2	135	1
Total temporarily impaired securities	1	$ 512	$ 8	4	$ 2,821	$ 30	5	$ 3,333	$ 38

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

Management has the intent and ability to hold these securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio, including loans held for sale, at December 31 was as follows:

	2008	2007
	(In thousands)	
One- to four-family residential	$234,822	$216,958
Multi-family residential	9,385	10,638
Construction	11,646	19,421
Commercial	15,942	10,018
Consumer	48	66
	271,843	257,101
Less:		
Undisbursed portion of loans in process	2,623	6,585
Deferred loan origination fees	28	88
Allowance for loan losses	709	596
	$268,483	$249,832

The Corporation's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $253.2 million, or 94% of the net loan portfolio, at December 31, 2008 and approximately $240.4 million, or 96% of the net loan portfolio, at December 31, 2007. Generally, such loans have been underwritten on the basis of no more than an 85% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values.

In the ordinary course of business, the Corporation has made loans to its executive officers and directors. Loans to these officers and directors, as well as employees, are made at reduced interest rates and closing costs. These loans do not involve more than the normal risk of collectability. The aggregate dollar amount of loans to executive officers and directors totaled approximately $1.5 million and $1.3 million at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, there was approximately $365,000 in loans originated to officers and directors, which was partially offset by repayments of approximately $150,000.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

	2008	2007 (In thousands)	2006
Beginning balance	$596	$833	$808
Provision for losses on loans	668	116	25
Charge-offs of loans	(572)	(353)	-
Recoveries	17	-	-
Ending balance	$709	$596	$833

At December 31, 2008, 2007 and 2006, the Corporation's allowance for loan losses was comprised of a general loan loss allowance of $679,000, $519,000 and $822,000, respectively, which is includible as a component of regulatory risk-based capital, and a specific loan loss allowance totaling $30,000 at December 31, 2008, $77,000 at December 31, 2007 and $11,000 at December 31, 2006.

Nonperforming and impaired loans totaled approximately $1.8 million, $660,000 and $281,000 at December 31, 2008, 2007 and 2006, respectively. Loans past due more than 90 days and still accruing interest totaled approximately $204,000 and $941,000 at December 31, 2008 and 2007, respectively. In addition, approximately $5,000 and $32,000 of interest income was accrued on these loans at December 31, 2008 and 2007, respectively.

During the years ended December 31, 2008, 2007 and 2006, interest income of approximately $126,000, $51,000 and $7,000, respectively, would have been recognized had nonperforming loans been performing in accordance with contractual terms.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2008	2007
	(In thousands)	
Land	$1,044	$1,045
Buildings and improvements, including construction-in-progress	5,840	5,835
Furniture and equipment	1,044	1,825
Automobiles	45	45
	7,973	8,750
Less accumulated depreciation	3,004	3,619
	$4,969	$5,131

At December 31, 2008 and 2007, the Corporation had capitalized interest costs of approximately $11,000 related to the construction of branch offices.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

Deposit type and weighted-average interest rate	2008	2007
	(In thousands)	
NOW accounts		
2008 - 0.49%	$18,940	
2007 - 0.67%		$15,830
Passbook accounts		
2008 - 0.34%	14,405	
2007 – 0.99%		14,938
Money market demand deposit		
2008 – 1.52%	41,069	
2007 - 2.23%		33,069
Total demand, transaction and passbook deposits	74,414	63,837
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2008 – 2.82%	42,157	
2007 - 4.72%		71,043
12 to 18 months		
2008 – 3.27%	55,931	
2007 - 4.86%		47,199
24 months – 36 months		
2008 – 4.15%	23,035	
2007 - 4.71%		21,928
Over 36 months		
2008 - 4.45%	20,511	
2007 - 4.31%		15,519
Total certificates of deposit	141,634	155,689
Total deposits	**$216,048**	**$219,526**

The Savings Bank had deposit accounts with balances in excess of $100,000 totaling $51.9 million and $54.4 million, including intercompany accounts totaling $10.0 million and $12.2 million, which are eliminated in consolidation, at December 31, 2008 and 2007, respectively. The Emergency Economic Stabilization Act of 2008 (EESA) temporarily increased the limit on FDIC insurance coverage for deposits from $100,000 to $250,000 through December 31, 2009.

NOTE F - DEPOSITS (continued)

Interest expense on deposits is summarized as follows at December 31:

	2008	2007 (In thousands)	2006
Passbook savings	$ 79	$ 134	$ 150
NOW and money market demand deposits	714	818	781
Certificates of deposit	5,934	7,114	5,374
	$6,727	$8,066	$6,305

Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

	2008	2007
	(In thousands)	
Less than six months	$ 55,502	$ 83,496
Six months to one year	49,366	45,466
Over one year to three years	23,193	26,559
Over three years	13,573	168
	$141,634	$155,689

In the ordinary course of business, the Corporation accepted deposits from officers and directors. At December 31, 2008 and 2007, total deposits from officers and directors totaled approximately $942,000 and $742,000, respectively.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2008 and 2007 by pledges of certain residential mortgage loans totaling $55.8 million and $35.8 million, respectively, and the Savings Bank's investment in Federal Home Loan Bank stock are summarized as follows:

Interest rate range (at fixed rates)	Maturing year ending December 31,	2008	2007
		(Dollars in thousands)	
3.28%	2009	$ 3,000	$ -
2.98% - 4.61%	2010	9,000	2,000
3.89% - 5.44%	2012	2,932	3,905
3.75% - 4.84%	2014	3,840	4,760
4.31% - 5.36%	2015	9,751	12,076
5.25%	2016	1,098	1,360
5.27% - 5.35%	2017	3,493	4,564
3.29% - 4.18%	2018	11,490	-
		$44,604	$28,665
Weighted-average interest rate		4.29%	4.83%

NOTE H - FEDERAL INCOME TAXES

Federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended December 31, 2008, 2007 and 2006 as follows:

	2008	2007 (Dollars in thousands)	2006
Federal income taxes at statutory rate	$683	$460	$840
Increase (decrease) in taxes resulting primarily from:			
Stock option expense	68	68	68
Charitable contributions carryforwards	(74)	(37)	(67)
Nontaxable interest income	(30)	(38)	(20)
Cash surrender value of life insurance	(45)	(44)	(45)
Other	(10)	19	(2)
Federal income taxes per financial statements	$592	$428	$774
Effective tax rate	29.5%	31.6%	31.3%

The composition of the Corporation's net deferred tax liability at December 31 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2008 (In thousands)	2007
Deferred tax assets:		
General loan loss allowance	$ 231	$ 176
Deferred compensation	98	98
Stock benefit plans	182	148
Unrealized losses on securities available for sale	73	-
Other	8	9
Total deferred tax assets	592	431
Deferred tax liabilities:		
Deferred loan origination costs	(190)	(208)
Federal Home Loan Bank stock dividends	(784)	(739)
Book/tax depreciation	(5)	(75)
Mortgage servicing rights	(25)	(26)
Unrealized gains on securities designated as available for sale	(-)	(23)
Total deferred tax liabilities	(1,004)	(1,071)
Net deferred tax liability	$ (412)	$ (640)

The Corporation was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2008 include approximately $3.0 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at December 31, 2008 was approximately $1.0 million. During 2006, the Corporation elected to file a consolidated federal tax return with the Bank. This enabled the Corporation to utilize approximately $217,000, $113,000, $199,000 of charitable contribution carryforwards for the years ended December 31, 2008, 2007, and 2006, respectively. At December 31, 2008, the Corporation had remaining charitable contribution carryforwards of approximately $221,000 the benefits of which, in the absence of tax planning strategies, have been fully reserved.

NOTE I - COMMITMENTS

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Corporation's involvement in such financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2008 and 2007, the Corporation had outstanding commitments to originate fixed-rate loans with interest rates ranging from 4.00% to 8.25% totaling $682,000 and $1.3 million, respectively, secured by one- to four-family residential real estate. Additionally, the Corporation had unused lines of credit under home equity loans totaling $11.6 million and $11.3 million at December 31, 2008 and 2007, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2008 and 2007, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

At December 31, 2007, the Corporation had a deposit of earnest money for the purchase of land at a total cost of $1,000. During 2008, the Corporation decided not to pursue the acquisition of this land for future branch expansion due to the decline in the development of the surrounding area.

During 2004, the Savings Bank entered into a lease agreement for office space under an operating lease which expired in January 2006. The lease agreement required annual rental payments of approximately $2,000 in 2006. The lease contained three one-year renewal options which the Savings Bank opted not to renew in 2006. In January 2006, the Savings Bank entered into a new one year operating lease agreement which the Savings Bank opted to renew in January 2007. This lease expired in January 2008 and was not renewed by the Bank. The Savings Bank did not incur any rental expense for the year ended December 31, 2008. The Savings Bank's rental expense totaled $5,000 for both years ended December 31, 2007 and 2006, respectively.

At December 31, 2008, the Bank had a $1 million line of credit with another local bank. No funds have been drawn on this line of credit as of December 31, 2008.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Corporation multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During 2008, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Additionally, management is not aware of any recent event that would cause this classification to change. To be categorized as "well-capitalized," the Savings Bank must maintain minimum capital ratios as set forth in the following table.

As of December 31, 2008 and 2007, the Savings Bank met all capital adequacy requirements to which it was subject.

NOTE J - REGULATORY CAPITAL (continued)

As of December 31, 2008

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$55,927	16.8%	≥$ 4,981	≥1.5%	≥$16,604	≥5.0%
Core capital	$55,927	16.8%	≥$13,283	≥4.0%	≥$19,924	≥6.0%
Risk-based capital	$56,606	32.5%	≥$13,922	≥8.0%	≥$17,403	≥10.0%

As of December 31, 2007

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$53,437	16.8%	≥$ 4,786	≥1.5%	≥$15,954	≥5.0%
Core capital	$53,437	16.8%	≥$12,763	≥4.0%	≥$19,145	≥6.0%
Risk-based capital	$53,956	32.7%	≥$13,213	≥8.0%	≥$16,516	≥10.0%

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Savings Bank to Cheviot Financial. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. Dividends totaling $12.5 million, which were approved by the OTS, were paid to Cheviot Financial Corp. in 2006. As a result of such dividend, the Savings Bank is required to receive prior OTS approval before declaring dividends to Cheviot Financial Corp.

Regulations of the OTS governing mutual holding companies permit Cheviot Mutual Holding Company (the "Holding Company") to waive the receipt by it of any common stock dividend declared by Cheviot Financial or the Savings Bank, provided the OTS does not object to such waiver. Pursuant to these provisions, the Holding Company waived $2.0 million in dividends during 2008.

CHEVIOT FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006

NOTE K - CHEVIOT FINANCIAL CORP. CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006:

CHEVIOT FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007
(In thousands)

ASSETS	2008	2007
Cash in Cheviot Savings Bank	$10,000	$12,171
Cash and due from banks	34	32
Loan receivable - ESOP	1,961	2,309
Investment in Cheviot Savings Bank	55,794	53,490
Prepaid expenses and other assets	466	-
Prepaid federal income taxes	75	13
Total assets	$68,330	$68,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and other liabilities	$ 99	$ 95
Common stock	99	99
Additional paid-in capital	43,625	43,418
Shares acquired by stock benefit plans	(2,829)	(3,582)
Treasury stock	(12,799)	(12,074)
Retained earnings	40,276	40,013
Accumulated comprehensive gain (loss)	(141)	46
Total shareholders' equity	$68,231	$67,920
Total liabilities and shareholders' equity	$68,330	$68,015

CHEVIOT FINANCIAL CORP.
STATEMENT OF EARNINGS
Year ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Income			
Interest income	$ 70	$ 157	$ 208
Equity in earnings of Cheviot Savings Bank	1,528	955	1,693
Total income	1,598	1,112	1,901
General, administrative and other expense	240	201	203
Earnings before federal income tax benefits	1,358	911	1,698
Federal income taxes (benefits)	(58)	(15)	2
Net earnings	$ 1,416	$ 926	$1,696

NOTE K - CHEVIOT FINANCIAL CORP. CONDENSED FINANCIAL INFORMATION (continued)

CHEVIOT FINANCIAL CORP.
STATEMENT OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Cash flows provided (used) by operating activities:			
Net earnings for the year	$ 1,416	$ 926	$ 1,696
Equity in undistributed earnings of Cheviot Savings Bank	(2,143)	(1,676)	(2,426)
Amortization of expense related to stock benefit plans	715	810	813
Increase (decrease) in cash due to changes in			
Prepaid expenses and other assets	(466)	10	12,511
Accounts payable and other liabilities	4	(15)	32
Prepaid federal income taxes	(62)	43	2
Net cash provided (used) by operating activities	(536)	98	12,628
Cash flows used in financing activities:			
Stock option expense, net	245	242	239
Treasury stock repurchases	(725)	(5,228)	(4,309)
Dividends paid	(1,153)	(1,084)	(1,049)
Net cash used in financing activities	(1,633)	(6,070)	(5,119)
Net increase (decrease) in cash and cash equivalents	(2,169)	(5,972)	7,509
Cash and cash equivalents at beginning of year	12,203	18,175	10,666
Cash and cash equivalents at end of year	$10,034	$12,203	$18,175

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2008 and 2007.

2008:	December 31,	Three Months Ended September 30,	June 30,	March 31,
		(In thousands, except per share data)		
Total interest income	$4,537	$4,570	$4,420	$4,531
Total interest expense	1,958	1,993	2,109	2,385
Net interest income	2,579	2,577	2,311	2,146
Provision for losses on loans	255	125	25	263
Net interest income after provision for loan losses	2,324	2,452	2,286	1,883
Other income	142	146	153	62
General, administrative and other expense	1,910	1,890	1,831	1,809
Earnings before income taxes	556	708	608	136
Federal income taxes	134	257	162	39
Net earnings	$ 422	$ 451	$ 446	$ 97
Earnings per share:				
Basic and diluted	$.05	$.05	$.05	$.01

2007:	December 31,	Three Months Ended September 30,	June 30,	March 31,
		(In thousands, except per share data)		
Total interest income	$4,522	$4,515	$4,418	$4,336
Total interest expense	2,469	2,445	2,336	2,249
Net interest income	2,053	2,070	2,082	2,087
Provision for losses on loans	101	15	-	-
Net interest income after provision for loan losses	1,952	2,055	2,082	2,087
Other income	134	153	129	129
General, administrative and other expense	1,833	1,805	1,802	1,927
Earnings before income taxes	253	403	409	289
Federal income taxes	80	128	137	83
Net earnings	$ 173	$ 275	$ 272	$ 206
Earnings per share:				
Basic and diluted	$.02	$.03	$.03	$.02

DIRECTORS AND OFFICERS

Directors of Cheviot Financial Corp. and Cheviot Savings Bank

Thomas J. Linneman
President and Chief Executive Officer

James E. Williamson
Executive Secretary, Retired District Administrator of Oak Hills Local School District

Edward L. Kleemeier
Retired District Fire Chief, City of Cincinnati

John T. Smith
Secretary/Treasurer of Hawkstone Associates

Robert L. Thomas
Owner/Operator R&R Quality Meats and Catering

Steven R. Hausfeld
CPA/Owner
Steven R. Hausfeld, CPA

Officers of Cheviot Financial Corp.

Thomas J. Linneman
President and Chief Executive Officer

Scott T. Smith
Chief Financial Officer (principal financial officer and principal accounting officer)

Officers of Cheviot Savings Bank

Thomas J. Linneman
President and Chief Executive Officer

Jeffrey J. Lenzer
Vice President, Operations

Kevin M. Kappa
Vice President, Compliance

Deborah A. Fischer
Vice President, Lending

Scott T. Smith
Chief Financial Officer (principal financial officer and principal accounting officer)

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The Annual Meeting of shareholders will be held at 3:00 p.m., Eastern Daylight Savings Time, on April 28, 2009 at the Cheviot Savings Bank Corporate Offices located at 3723 Glenmore Avenue, Cheviot, Ohio.

Stock Listing

Cheviot Financial Corp. common stock is listed on The Nasdaq Capital Market under the symbol "CHEV."

As of March 9, 2009, there were 9,918,751 shares of Cheviot Financial Corp. common stock issued (including unallocated ESOP shares) and there were approximately 819 registered holders of record.

Set forth below are the high and low prices of our common stock for the year, as well as our quarterly dividend payment history.

Quarter Ended	High	Low	Dividend paid
March 31, 2008	$10.55	$7.85	$.09
June 30, 2008	$10.00	$7.48	$.09
September 30, 2008	$ 9.09	$6.77	$.09
December 31, 2008	$ 8.50	$5.15	$.09

Shareholder and General Inquiries

Cheviot Financial Corp.
3723 Glenmore Avenue
Cincinnati, Ohio 45211
(513) 661-0457
Attn: Kimberly A. Siener
Investor Relations

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
(800) 525-7686

Registered Independent Auditors

Clark, Schaefer, Hackett & Co.
105 East Fourth Street
Suite 1500
Cincinnati, Ohio 45202
(513) 241-3111

Corporate Counsel

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue NW
Suite 400
Washington, DC 20015
(202) 274-2000

Annual Reports

A copy, without exhibits, of the Cheviot Financial Corp. Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Kimberly A. Siener, Investor Relations, Cheviot Financial Corp., 3723 Glenmore Avenue, Cheviot, Ohio 45211. It may also be accessed through our website at www.cheviotsavings.com.

OFFICE LOCATIONS

Full Service Banking Locations

Main Office:

Cheviot
3723 Glenmore Avenue
Cheviot, Ohio 45211
(513) 661-0457

Branch Offices:

Monfort Heights
5550 Cheviot Road
Cincinnati, Ohio 45247
(513) 389-3325

Bridgetown
6060 Bridgetown Road
Cincinnati, Ohio 45248
(513) 389-3333

Harrison
1194 Stone Drive
Harrison, Ohio 45030
(513) 202-5490

Delhi
585 Anderson Ferry Road
Cincinnati, Ohio 45238
(513) 347-4992

Taylor Creek
7072 Harrison Avenue
Cincinnati, Ohio 45247
(513) 353-5140

Cheviot
Financial Corp.

3723 Glenmore Avenue
Cheviot, OH 45211

Cheviot Financial Corp.

3723 Glenmore Avenue
Cheviot, Ohio 45211

March 18, 2009

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Cheviot Financial Corp. The Annual Meeting will be held at Cheviot Savings Bank, 3723 Glenmore Avenue, Cheviot, Ohio 45211 at 3:00 p.m. (local time) on April 28, 2009.

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted.

We are furnishing proxy materials to our shareholders over the Internet. You may read, print and download our 2008 Annual Report to Shareholders and our Proxy Statement at www.cfpproxy.com/5556. On March 18, 2009, we mailed our shareholders a notice containing instructions on how to access these materials and how to vote their shares online. The notice provides instructions on how you can request a paper copy of these materials by mail, by telephone or by email. If you requested your materials via email, the email contains voting instructions and links to the materials on the Internet.

You may vote your shares by Internet, by telephone, by regular mail or in person at the Annual Meeting. Instructions regarding the various methods of voting are contained on the notice card.

The Annual Meeting is being held so that shareholders will be given an opportunity to elect directors and ratify the selection of Clark, Schaefer, Hackett & Co. as our independent registered public accounting firm.

The Board of Directors has determined that the matters to be considered at the Annual Meeting are in the best interest of Cheviot Financial Corp. and its shareholders. For the reasons set forth in the proxy statement, the Board of Directors unanimously recommends a vote "FOR" the proposals presented at the Annual Meeting.

On behalf of the Board of Directors, we urge you to vote your shares as soon as possible even if you currently plan to attend the Annual Meeting. Your vote is important regardless of the number of shares that you own. Voting by proxy will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting.

Sincerely,

Thomas J. Linneman

Thomas J. Linneman
President and Chief Executive Officer

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On April 28, 2009

To Our Shareholders:

The Annual Meeting of Shareholders of Cheviot Financial Corp. will be held on Tuesday, April 28, 2009, at 3:00 p.m. Eastern Time at Cheviot Savings Bank, 3723 Glenmore Avenue, Cheviot, Ohio 45211, for the following purposes:

1. To elect two directors each to serve a three-year term;
2. To ratify the selection of Clark, Schaefer, Hackett & Co. as Cheviot Financial Corp.'s independent registered public accounting firm; and
3. To consider any other matters that may properly come before the meeting or any adjournments or postponements of the meeting.

The Board of Directors has established the close of business on March 9, 2009 as the record date for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Only shareholders of record at the close of business on the record date are entitled to vote on matters to be presented at the Annual Meeting.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. SHAREHOLDERS HAVE A CHOICE OF VOTING BY PROXY CARD, TELEPHONE OR THE INTERNET, AS DESCRIBED ON YOUR NOTICE CARD. CHECK YOUR NOTICE CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD TO SEE WHICH OPTIONS ARE AVAILABLE TO YOU. ANY STOCKHOLDER PRESENT AT THE ANNUAL MEETING MAY WITHDRAW HIS OR HER PROXY AND VOTE PERSONALLY ON ANY MATTER PROPERLY BROUGHT BEFORE THE ANNUAL MEETING.

By Order of the Board of Directors

James E. Williamson
Executive Secretary

Cheviot, Ohio
March 18, 2009

PROXY STATEMENT
of
CHEVIOT FINANCIAL CORP.
3723 Glenmore Avenue
Cheviot, Ohio 45211

ANNUAL MEETING OF SHAREHOLDERS
April 28, 2009

We are providing this Proxy Statement to the shareholders of Cheviot Financial Corp. in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting of Shareholders. The Annual Meeting will be held on Tuesday, April 28, 2009, at 3:00 p.m. Eastern Daylight Savings Time at Cheviot Savings Bank, 3723 Glenmore Avenue, Cheviot, Ohio 45211. The Notice of Annual Meeting of Shareholders, this Proxy Statement, the accompanying proxy card, and our Annual Report to Shareholders for the year ended December 31, 2008 are first being made available for shareholders on or about March 18, 2009 to our shareholders of record on March 9, 2009.

VOTING AND REVOCATION OF PROXIES

We are making our proxy materials available to our shareholders on the Internet. You may read, print and download our 2008 Annual Report to Shareholders and our Proxy Statement at www.cfpproxy.com/5556. On March 18, 2009, we mailed a notice to stockholders containing instructions on how to access our proxy materials and vote online. On an ongoing basis, shareholders may request to receive proxy materials in printed form by mail or electronically by email.

You may revoke your proxy at any time before it is exercised by (i) executing and delivering a later dated proxy to the President of Cheviot Financial Corp. prior to the Annual Meeting, (ii) delivering written notice of revocation of the proxy to the President of Cheviot Financial Corp. prior to the Annual Meeting, (iii) using the Internet or telephone voting options explained in the notice or (iv) attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy. Proxies will be voted as instructed by the shareholder or shareholders granting the proxy. Unless contrary instructions are specified, if the proxy is executed and returned (and not revoked) prior to the Annual Meeting, the shares of common stock, $0.01 par value per share, represented thereby will be voted: (1) **FOR** the election of the directors nominated for election to the Board of Directors; (2) **FOR** the ratification of the selection of our independent registered public accounting firm for 2009; and (3) in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

We are the parent company of Cheviot Savings Bank. We are the majority-owned subsidiary of Cheviot Mutual Holding Company. Since Cheviot Mutual Holding Company owns 61.5% of our outstanding shares of common stock, the votes cast by Cheviot Mutual Holding Company will be determinative in the voting on Proposal 1 (election of directors) and Proposal 2 (ratification of selection of our independent registered public accounting firm).

The presence, in person or by proxy, of holders of a majority of the outstanding shares of common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting. The two nominees for election to the Board of Directors who receive the greatest number of affirmative votes cast at the Annual Meeting will be elected as directors. Approval of the ratification of our registered public accounting firm requires that the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the proposal. Abstentions and broker non-votes will not be counted as votes cast in the election of nominees for director or other proposals. Proxies and ballots will be received and tabulated by The Registrar and Transfer Company, our transfer agent for the Annual Meeting.

As of the record date, we had 8,872,504 shares of common stock issued and outstanding of which Cheviot Mutual Holding Company owns 5,455,313 shares. Each holder of shares of our common stock outstanding will be entitled to one vote for each share held of record.

We will bear the expense of preparing, printing and distributing this Proxy Statement and the proxies solicited hereby. Proxies will be solicited by Internet, by telephone or by mail and may also be solicited by our directors, officers and other employees, without additional remuneration, in person or by telephone or facsimile transmission. We will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy will help to avoid additional expense.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of common stock as of the record date by (i) each beneficial owner of more than five percent (5%) of such outstanding stock, (ii) each director and each executive officer, and (iii) all of our directors and executive officers as a group. Except as otherwise noted, the beneficial owners, directors and executive officers listed have sole voting and investment power with respect to shares beneficially owned by them. Except as described in the footnotes below, none of the shares beneficially owned by directors, executive officers or nominees to the Board of Directors have been pledged as security or collateral for any loans.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Cheviot Mutual Holding Company	5,455,313	61.49%
Cheviot Financial Corp. Employee Stock Ownership Plan	357,075 (3)	4.02%
Steven R. Hausfeld	13,262 (4)	*
Edward L. Kleemeier	36,408 (5)	*
Thomas J. Linneman	158,056 (6)	1.78%
John T. Smith	40,780 (7)	*
Robert L. Thomas	35,180 (8)	*
James E. Williamson	33,384 (9)	*
Deborah A. Fischer	48,326 (10)	*
Kevin M. Kappa	95,895 (11)	1.08%
Jeffrey J. Lenzer	84,715 (12)	*
Scott T. Smith	80,253 (13)	*
All Directors and Executive Officers as a Group (10 persons)	626,259 (14)	7.06%

* Indicates beneficial ownership of less than 1%.

(1) The address of all persons listed is: c/o Cheviot Financial Corp., 3723 Glenmore Avenue, Cheviot, Ohio 45211.

(2) Based on 8,872,504 shares of common stock outstanding on March 9, 2009.

(3) These shares are held in a suspense account and are allocated among participants annually on the basis of compensation as the employee stock ownership plan debt is repaid. As of the record date, 178,538 shares have been allocated to employee stock ownership plan participants. Messrs. Thomas J. Linneman and Scott T. Smith have been appointed to serve as employee stock ownership plan administrators for the employee stock ownership plan. First Bankers Trust is the employee stock ownership plan trustee. The Employee Stock Ownership Plan Committee directs the vote of all unallocated shares and shares allocated to participants if timely voting directions are not received for such shares. Messrs. Linneman and Smith disclaim beneficial ownership for share voted by the Employee Stock Ownership Plan Committee.

(4) These shares include 200 shares as to which Mr. Hausfeld has shared voting and investment power. Includes 1,710 shares of restricted stock and options to acquire 5,352 shares which were exercisable within 60 days of the record date.

(5) These shares include 1,428 shares owned by jointly Mr. Kleemeier's spouse and a third person for which he does not have voting or investment power and disclaims beneficial ownership. Includes 7,140 shares of restricted stock and options to acquire 17,840 shares which were exercisable within 60 days of the record date.

(6) These shares include 12,500 shares owned by Mr. Linneman's spouse for which he does not have voting or investment power and as to which he disclaims beneficial ownership, and 17,356 employee stock ownership plan shares over which Mr. Linneman has shared voting power, but no investment power. In addition, includes 35,700 shares of restricted stock and options to acquire 80,000 shares which are exercisable within 60 days of the record date.

(Footnotes continued on next page)

(7) These shares include (a) 2,500 shares of common stock owned by Mr. Smith's spouse for which he does not have voting or investment power and as to which he disclaims beneficial ownership. Includes 7,140 shares of restricted stock and options to acquire 17,840 shares of common stock which were exercisable within 60 days of the record date. Mr. Smith has pledged 2,500 shares as security for a loan.

(8) Includes 7,140 shares of restricted stock and options to acquire 17,840 shares of common stock which were exercisable within 60 days of the record date.

(9) These shares include 877 shares of common stock owned by Mr. Williamson's spouse for which he does not have voting or investment power. Includes 7,140 shares of restricted stock and options to acquire 17,840 shares of common stock which were exercisable within 60 days of the record date.

(10) These shares include (a) 5,567 shares owned by Mrs. Fischer's spouse for which she does not have voting or investment power and as to which she disclaims beneficial ownership and (b) 11,680 shares of common stock allocated to Mrs. Fischer's account under the Cheviot Savings Bank 401(k) Retirement Savings Plan and (c) 7,199 employee stock ownership plan shares. Includes 4,280 shares of restricted stock and options to acquire 9,600 shares which are exercisable within 60 days of the record date.

(11) These shares include (a) 8,385 shares of common stock owned by Mr. Kappa's spouse for which he does not have voting or investment power and as to which he disclaims beneficial ownership and (b) 2,974 shares of common stock allocated to Mr. Kappa's account under the Cheviot Savings Bank 401(k) Retirement Savings Plan and (c) 10,359 employee stock ownership plan shares. Includes 17,917 shares of restricted stock and options to acquire 46,400 shares which are exercisable within 60 days of the record date.

(12) These shares include 4,402 shares of common stock owned by Mr. Lenzer's spouse for which he does not have voting or investment power and as to which he disclaims beneficial ownership and 11,085 employee stock ownership plan shares. Includes 16,426 shares of restricted stock and options to acquire 48,400 shares which are exercisable within 60 days of the record date. Mr. Lenzer has pledged 16,188 shares as security for a loan.

(13) These shares include 11,750 shares of common stock owned by Mr. Smith's spouse for which he does not have voting or investment power, 1,500 shares owned by Mr. Smith's children and 8,973 employee stock ownership plan shares. Includes 14,280 shares of restricted stock and options to acquire 32,000 shares which are exercisable within 60 days of the record date.

(14) These shares include shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership. In the aggregate, our directors and executive officers disclaim beneficial ownership of and do not have voting or investment power for 49,109 of the shares.

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Charter requires that the Board of Directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three-year period, with approximately one-third of the directors elected each year. The Board of Directors currently consists of six members. Two directors will be elected at the Annual Meeting, each to serve for a three-year term expiring in 2012 and until their successors have been elected and qualified.

The Board has nominated Steven R. Hausfeld and Thomas J. Linneman, each of whom is a current director, each to serve until the 2012 Annual Meeting of Shareholders. Information regarding the business experience of each nominee as well as each of the other directors is provided below.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the election of Messrs. Hausfeld and Linneman to the Board of Directors. The nominees have consented to serve as our directors if elected. If, at the time of the Annual Meeting, any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board of Directors. The Board of Directors has no reason to believe any of the nominees will be unable or will decline to serve as a director.

Each director, including the director nominees, who was a director of Cheviot Savings Bank on the date Cheviot Savings Bank reorganized into the mutual holding company structure continued to serve as a director of Cheviot Savings Bank and became a director of each of Cheviot Financial Corp. and Cheviot Mutual Holding Company as of January 5, 2004, the date of the completion of the mutual holding company reorganization and offering, other than Mr. Hausfeld, who was elected to the Board in July 2005.

Director Nominees

(Terms Expire at the 2012 Annual Meeting of Shareholders)

Steven R. Hausfeld, 51, is a Certified Public Accountant who owns a local accounting practice. Mr. Hausfeld previously served as a school board member for the Oak Hills Local School District through December, 2005. Mr. Hausfeld has served as a director of Cheviot Savings Bank since July 2005. Mr. Hausfeld serves as the financial expert on the Audit Committee.

Thomas J. Linneman, 55, has served as our President and Chief Executive Officer and of Cheviot Mutual Holding Company since our reorganization into the mutual holding company structure in 2004 and of Cheviot Savings Bank since 1998. Mr. Linneman has served as a director of Cheviot Savings Bank since 1998.

Directors Not Standing for Election

(Terms Expire at the 2010 Annual Meeting of Shareholders)

Edward L. Kleemeier, 74, is a retired District Fire Chief for the City of Cincinnati, Ohio. Mr. Kleemeier has served as a director of Cheviot Savings Bank since 1978.

James E. Williamson, 64, is a retired District Administrator (Director) of Oak Hills Local School District in Cincinnati, Ohio since 2000. Mr. Williamson was a high school principal in Cincinnati, Ohio from 1989 to 2000. Mr. Williamson also serves as the Executive Secretary of Cheviot Mutual Holding Company and Cheviot Financial Corp. Mr. Williamson has served as a director of Cheviot Savings Bank since 1997.

(Terms expire at the 2011 Annual Meeting of Shareholders)

John T. Smith, 64, is the Secretary/Treasurer of Hawkstone Associates, Inc. dba Triumph Energy Corp., a gasoline wholesaler and retailer. Mr. Smith is the father of Scott T. Smith, our Chief Financial Officer and chief financial officer of Cheviot Mutual Holding Company and Cheviot Savings Bank. Mr. Smith has served as a director of Cheviot Savings Bank since 1995.

Robert L. Thomas, 66, is the owner/operator of R&R Quality Meats & Catering in Cheviot, Ohio. Mr. Thomas has served as a director of Cheviot Savings Bank since 1989.

Executive Officers

Jeffrey J. Lenzer, 47, has been our Vice President of Operations since 2005. Prior to that, he served as the Vice President of Lending.

Kevin M. Kappa, 51, has been our Vice President of Compliance since 1993.

Scott T. Smith, 39, has been our Chief Financial Officer and Treasurer since 1999. Mr. Smith is the son of Director John T. Smith.

Deborah A. Fischer, 55, has been our Vice President of Lending since 2006. Prior to that, she served as the Assistant Vice President of Lending.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MESSRS. HAUSFELD AND LINNEMAN TO THE BOARD OF DIRECTORS.

Board Structure and Compensation

We are a "controlled company" under NASDAQ Marketplace Rules because more than 50% of our voting power is held by Cheviot Mutual Holding Company. Therefore, we are exempt from the NASDAQ Marketplace

Rules requiring (a) that we have a majority of independent directors on the Board, (b) any compensation committee and nominating committee to be composed solely of independent directors, (c) the compensation of executive officers being determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (d) the election or recommendation of director nominees for the Board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

Affirmative Determinations Regarding Director Independence and Other Matters

Based on information supplied to it by the directors, the Board of Directors has determined each of the following directors to be an "independent director" as such term is defined in the NASDAQ Marketplace Rules:

Steven R. Hausfeld	Robert L. Thomas
Edward L. Kleemeier	James E. Williamson

In this proxy statement these four directors are referred to individually as an "Independent Director" and collectively as the "Independent Directors." The Independent Directors constitute a majority of the Board of Directors. Although Mr. Smith is not an employee of the company or any of its affiliates, Mr. Smith is determined not to be independent because of a family relationship; Mr. Smith is the father of Scott T. Smith, our Chief Financial Officer and the Chief Financial Officer of Cheviot Mutual Holding Company and Cheviot Savings Bank.

The Board of Directors has also determined that each member of the Audit Committee of the Board meets the independence requirements applicable to that committee prescribed by the NASDAQ Marketplace Rules, the Securities and Exchange Commission and the Internal Revenue Service.

In determining the independence of our directors we considered our relationships with these individuals, which consist of making loans to our directors. We will originate mortgage loans secured by the borrower's residence to our employees, executive officers and directors. All of these loans are made in accordance with applicable banking regulations. All employee and director loans must be approved by the Board of Directors.

Board and Committee Meetings

We have six directors and the following two committees: (1) Audit Committee and (2) Nominating Committee. The Board of Directors has the responsibility for establishing broad corporate policies and for our overall performance, although it is not involved in the day-to-day operating details. Directors are kept informed of our business by various reports and documents sent to them, as well as by operating and financial reports presented at Board and Committee meetings by the Chief Executive Officer and other officers.

Our directors also serve as the Board of Directors for Cheviot Savings Bank. For the year ended December 31, 2008, the Board of Directors held 13 regular and 2 special meetings. No director attended fewer than 75 percent of the total meetings of the Board of Directors and the committees on which such director served.

Audit Committee. The Audit Committee consists of three of the Independent Directors, Messrs. Hausfeld, Thomas and Williamson. The committee is responsible for engaging our independent registered public accounting firm, overseeing our financial reporting process, evaluating the adequacy of our internal controls, reviewing our compliance with federal, state and local laws and regulations, and monitoring the legal and ethical conduct of our management and employees. In addition, the committee reviews our financial affairs, including our capital structure, borrowing limits, financing of corporate acquisitions and the performance of our benefit plans. The Audit Committee membership meets the audit committee composition requirements of the NASDAQ Marketplace Rules. Mr. Hausfeld has been designated as the audit committee's financial expert. Mr. Hausfeld is a certified public accountant. The Audit Committee also serves as the audit committee for the Board of Directors of Cheviot Savings Bank.

The Audit Committee met 10 times for the year ended December 31, 2008. Pursuant to applicable regulations, the Audit Committee has adopted a written charter, a copy of which is available on our website www.cheviotsavings.com.

Nominating Committee. The Nominating Committee consists of the entire Board of Directors, as required by our Bylaws except for directors who are under consideration for re-election, including both independent and non-independent directors. As a "controlled company," we are not required to have the Nominating Committee comprised solely of the Independent Directors. The non-independent members of the Nominating Committee are Messrs. Linneman and Smith. The Committee recommends nominees for the election of directors and officers, monitors the performance of the other Board committees, and informs the Board of shareholder concerns. The Nominating Committee does not operate under a formal written charter. We do not pay any third party a fee to assist us in identifying and evaluating potential nominees.

The Nominating Committee of the Company met 1 time during 2008.

Compensation Committee. We do not have a Compensation Committee because we do not independently compensate our executive officers, directors or employees. These persons are compensated by Cheviot Savings Bank. As a "controlled company," we are not required to adhere to the NASDAQ Marketplace Rules with respect to the Board's determination of the compensation of officers.

Other Board Committees of Cheviot Savings Bank. In addition to the committees of the Board of Cheviot Financial Corp., the Board of Directors of Cheviot Savings Bank also maintains a loan committee, a compensation committee and information technology committee. The loan committee has the principal responsibility of approving certain loans to be provided by Cheviot Savings Bank in its ordinary course of business. Since we do not independently compensate our executive officers, directors or employees, the compensation committee has the principal responsibility for setting and reviewing the compensation benefits provided to officers and employees of Cheviot Savings Bank, who are also employees of Cheviot Financial Corp. The information technology committee has the responsibility of monitoring the technology environment relating to controls, updates and expansion.

Attendance at Annual Meeting of Shareholders

We do not have a policy regarding director attendance at the annual meetings of shareholders. Directors Hausfeld, Kleemeier, Smith, Thomas, Williamson and Linneman attended the prior year's annual meeting of shareholders.

Executive Sessions of Non-Management Directors

Our non-management directors meet in executive session without management present from time to time as deemed necessary by the non-management directors, but at least two times per year. Shareholders or other interested parties may communicate with the presiding director or to the non-management directors as a group.

The Director Nominations Process

The purpose of the Nominating Committee is to consider both management and shareholder recommended candidates for possible inclusion in our recommended slate of director nominees.

Minimum Criteria for Candidates. At a minimum, each candidate must (a) agree to accept the nomination for Board candidacy, (b) meet the standards of independence established by NASDAQ, and (c) meet all other applicable laws, rules, and regulations related to service as a Director.

Desirable Qualities and Skills. In addition, the Nominating Committee will consider the following skills and characteristics of candidates: (a) judgment, (b) diversity, (c) experience, (d) skills, (e) accountability and integrity, (f) financial literacy, (g) industry knowledge, (h) other board appointments, and (i) independence. In addition, in determining whether an incumbent director should stand for re-election, the Nominating Committee will consider the director's attendance at meetings, achievement of satisfactory performance and other matters determined by the Board.

Internal Process for Identifying Candidates. On a periodic basis, the Nominating Committee solicits ideas for possible candidates from a number of sources – members of the Board; senior level executives; individuals personally known to the members of the Board; and research, including database and Internet searches.

General Nomination Right of All Shareholders. Any of our shareholders may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in our Bylaws. We have an advance notice bylaw provision. In order for the director nomination to be timely, a shareholder's notice to our Executive Secretary must be delivered to our principal executive offices not less than 30 days nor more than 60 days prior to the date of our next annual meeting. If a shareholder provides timely notice as described above, in accordance with our Bylaws, the candidate may be voted upon in the election of directors at the annual meeting and the candidate's name will be included on the ballot for election. If a shareholder fails to provide timely notice, but still provides written notice to our Executive Secretary at least five days prior to the annual meeting, the candidate will be added to the ballots provided at the annual meeting, but will not be included on any proxy cards delivered by the company. Further, the persons named in the proxy cards will be permitted to exercise discretionary voting authority with respect to any candidate submitted by a shareholder less than 30 days before the date of the annual meeting.

A shareholder entitled to vote may propose a candidate from the floor at the annual meeting itself only if the Nominating Committee has failed to nominate a slate of candidates at least 20 days before the date of the annual meeting. If the Nominating Committee recommends a slate of candidates at least 20 days before the date of the annual meeting, no votes will be allowed for candidates who are proposed from the floor during the annual meeting.

Evaluation of Candidates. The Nominating Committee will consider all candidates identified through the processes described above and will evaluate each of them, including incumbents, based on the same criteria. If, based on the Nominating Committee's initial evaluation, a candidate continues to be of interest to the Nominating Committee, a member of the Nominating Committee will interview the candidate and communicate such member's evaluation to the other Nominating Committee members. Later reviews will be conducted by other members of the Nominating Committee and our executive officers. Ultimately, background and reference checks will be conducted and the Nominating Committee will meet to finalize its list of recommended candidates for the Board's consideration.

Timing of the Identification and Evaluation Process. Our fiscal year ends on December 31. The Nominating Committee usually meets in February or March to consider and determine, among other things, candidates to be included in our recommended slate of director nominees for election by shareholders at the annual meeting.

There have been no material changes to these procedures since they were previously disclosed in our proxy statement for the 2008 Annual Meeting of Shareholders.

Audit Committee Report

During 2008, Messrs. Hausfeld, Thomas and Williamson served on our Audit Committee, with Mr. Williamson serving as Chair. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Nasdaq. The Audit Committee is responsible for overseeing our accounting and financial reporting processes, including the quarterly review and the annual audit of our consolidated financial statements by Clark, Schaefer, Hackett & Co., our independent registered public accounting firm. As part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2008 with management and Clark, Schaefer, Hackett & Co. and discussed those matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, with Clark, Schaefer, Hackett & Co. The Audit Committee received the written disclosures and the letter required by Independent Standards Board Statement No. 1 (Independence Discussions with Audit Committee) from Clark, Schaefer, Hackett & Co. and discussed that firm's independence with representatives of the firm.

Based upon the Audit Committee's review of the audited consolidated financial statements and its discussions with management, the internal audit function and our independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include our audited financial statements for the year ended December 31, 2008 in the Annual Report on Form 10-K as filed with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, expect to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

Respectfully submitted,

Steven R. Hausfeld
Robert L. Thomas
James E. Williamson

Compensation Committee

Overview of Compensation Program. The Compensation Committee (for purposes of this analysis, the "Committee") of the Board of Directors of Cheviot Savings Bank has the responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Committee ensures that the total compensation paid is fair, reasonable and competitive. The members of the Compensation Committee of Cheviot Savings Bank are directors Hausfeld, Thomas and Kleemeier, all of whom are independent directors. The Compensation Committee does not operate under a written charter. The Compensation Committee of Cheviot Savings Bank met three times during the year ended December 31, 2008.

Throughout this proxy statement, the individual who served as our Chief Executive Officer during 2008 as well as the other individuals included in the Summary Compensation Table, are referred to as the "named executive officers."

Compensation Philosophy and Objectives. The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals. The Committee evaluates both performance and current compensation to ensure that we maintain our ability to attract and retain superior employees in key positions. The compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our industry and in our market area.

Role of Executive Officers in Compensation Decisions. The Committee makes all compensation decisions for the named executive officers and approves recommendations made by the Chief Executive Officer for other employees. The Chief Executive Officer annually reviews the performance of each one of the named executive officers. The conclusions reached and recommendations made based on these reviews are presented to the Committee. The Committee can exercise its discretion in modifying any recommendation or awards.

Compensation Components. For the fiscal year ended December 31, 2008, the principal components of compensation include base salary, performance-based incentive compensation, retirement, stock based incentive plan and other benefits.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, executive officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. The Code of Ethics requires our directors, executive officers and employees to avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

Executive Compensation

Summary Compensation Table. The following table shows for the years ended December 31, 2008 and 2007, the compensation of Thomas J. Linneman, our principal executive officer and our two highest compensated executive officers who received total compensation of $100,000 for services to us or any of our subsidiaries during the year ended December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards[1] ($)	Option awards[2] ($)	All other compensation ($)	Total ($)
Thomas J. Linneman, President and Chief Executive Officer	2008	$ 199,484[3]	$ 9,974	$ 103,262	$ 67,200	$ 60,890[9]	$ 440,810
	2007	$ 194,333[4]	$ 4,858	$ 103,262	$ 67,200	$ 62,320[10]	$ 431,973
Kevin M. Kappa, Vice President-- Compliance of the Bank	2008	$ 115,047[5]	$ 5,752	$ 61,900	$ 38,976	$ 27,177[11]	$ 248,852
	2007	$ 111,755[6]	$ 2,794	$ 61,900	$ 38,976	$ 28,375[12]	$ 243,800
Jeffrey J. Lenzer, Vice President-- Operations of the Bank	2008	$ 128,990[7]	$ 6,450	$ 61,900	$ 40,656	$ 29,765[13]	$ 267,761
	2007	$ 125,704[8]	$ 3,143	$ 61,900	$ 40,656	$ 31,056[14]	$ 262,459

(1) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008 and 2007, in accordance with FAS 123 (R) of awards pursuant to the Stock-Based Incentive Plan and this includes amounts from awards granted prior to 2007. Assumptions used in the calculation of these amounts are included in Note A to our audited financial statements for the year ended December 31, 2008.

(2) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008 and 2007, in accordance with FAS 123 (R) of awards pursuant to the Stock-Based Incentive Plan and this includes amounts from awards granted prior to 2007. Assumptions used in the calculation of these amounts are included in Note A to our audited financial statements for the year ended December 31, 2008.

(3) The amounts include salary earned during the fiscal year ended December 31, 2008. In relation to the salary amounts earned Mr. Linneman contributed $4,147 to the Cheviot Savings Bank 401(k) Plan.

(4) The amounts include salary earned during the fiscal year ended December 31, 2007. In relation to the salary amounts earned Mr. Linneman contributed $3,817 to Cheviot Savings Bank's 401(k) Plan.

(5) The amounts include salary earned during the fiscal year ended December 31, 2008. In relation to the salary amounts earned Mr. Kappa contributed $10,606 to Cheviot Savings Bank's 401(k) Plan.

(6) The amounts include salary earned during the fiscal year ended December 31, 2007. In relation to the salary amounts earned Mr. Kappa contributed $10,787 to Cheviot Savings Bank's 401(k) Plan.

(7) The amounts include salary earned during the fiscal year ended December 31, 2008. In relation to the salary amounts earned Mr. Lenzer contributed $7,928 to Cheviot Savings Bank's 401(k) Plan.

(8) The amounts include salary earned during the fiscal year ended December 31, 2007. In relation to the salary amounts earned Mr. Lenzer contributed $8,082 to Cheviot Savings Bank's 401(k) Plan.

(9) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan, premiums paid on behalf of Mr. Linneman and director's fees of $8,836, $12,804, $21,268, $982 and $17,000.

(10) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan, premiums paid on behalf of Mr. Linneman and director's fees of $10,353, $12,952, $21,418, $597 and $17,000.

(11) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan and premiums paid on behalf of Mr. Kappa of $5,296, $9,076, $12,265, and $540.

(12) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan and premiums paid on behalf of Mr. Kappa of 6,206, $9,324, $12,316 and $529.

(13) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan and premiums paid on behalf of Mr. Lenzer of $5,296, $10,362, $13,753, and $354.

(14) The amounts include dividends paid on stock awards, contributions by Cheviot Savings Bank to Cheviot Savings Bank's 401(k) Plan and employee stock ownership plan and premiums paid on behalf of Mr. Lenzer of $6,206, $10,661, $13,842 and $347.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Employment Agreement with Mr. Linneman. Effective September 16, 2008, Cheviot Savings Bank entered into an employment agreement with Mr. Linneman which provides for the employment and retention of Mr. Linneman for a three-year term. Commencing on the first anniversary date of the employment agreement and continuing on each anniversary thereafter, the disinterested members of the Board of Directors of Cheviot Savings Bank may extend the employment agreement an additional year such that the remaining term of the agreement shall be 36 months, unless the Board elects not to extend the term by giving written notice to Mr. Linneman. The employment agreement provides that Mr. Linneman's base salary will be reviewed annually and may be increased but not decreased. The base salary that will be effective for such employment agreement will be $199,680. Cheviot Savings Bank also provides a bonus program to Mr. Linneman which provides him with the opportunity to earn up to 50% of his base salary, on an annual basis, the amount of which shall be determined by specific performance standards and a formula to be agreed to by Mr. Linneman and Cheviot Savings Bank's Board of Directors annually. Performance standards are measured on a calendar year, and no bonus shall be payable if Mr. Linneman is not employed on December 31 of the pertinent year. Mr. Linneman is entitled to participate in such life insurance, medical, dental, 401(k), profit-sharing and stock-based compensation plans and other programs and arrangements as may be approved from time to time by Cheviot Savings Bank for the benefit of its employees. In addition, Cheviot Savings Bank provides Mr. Linneman with a supplemental life insurance policy with a death benefit of not less than $200,000.

Under the employment agreement, if Mr. Linneman dies, retires or is terminated "for cause" (as defined in the employment agreement) or if he voluntarily terminates his employment without "good reason" (as defined in the employment agreement), Mr. Linneman (or his estate) shall be entitled to receive the compensation due him through the last day of the calendar month in which his death, retirement or termination occurred. In the event of Mr. Linneman's disability, Cheviot Savings Bank will pay him, as disability pay, pursuant to the long-term disability policy then in effect. Such payments shall be reduced by the amount of any short- or long-term disability benefits payable to him under any other disability programs sponsored by Cheviot Savings Bank. In addition, during any period of his disability, he and his dependents shall, to the greatest extent possible, continue to be covered under all non-taxable medical, dental and life insurance plans of Cheviot Savings Bank on the same terms as if he were actively employed by Cheviot Savings Bank.

Under the employment agreement, if the employment of Mr. Linneman is terminated by Cheviot Savings Bank without "cause" or Mr. Linneman terminates his employment with "good reason," Mr. Linneman would be entitled to a severance payment equal to the base salary (determined by reference to his base salary on the termination date) and bonuses (determined by reference to his average bonus over the three years preceding his termination date) that would otherwise have been payable over the remaining term of the agreement. Such amounts shall be paid in one lump sum within ten calendar days of such termination. In addition, Mr. Linneman will be paid in a single cash lump sum distribution within ten calendar days, the present value of the cash equivalent of the amount of benefits Mr. Linneman would have received under any retirement program (whether tax-qualified or non-qualified) if he was employed for the remaining term of the employment agreement, and will continue to participate in any benefit plans of Cheviot Savings Bank that provide non-taxable health (including medical and dental), life, or similar coverage for the remaining term of the employment agreement upon terms no less favorable than the most favorable terms provided to senior executives of Cheviot Savings Bank during such period. In the event Cheviot Savings Bank is unable to provide such continued coverage, the Bank will provide Mr. Linneman with a cash lump sum benefit of the value of such coverage, payable within ten calendar days following Mr. Linneman's termination.

If, within the period ending two years after a change in control (as defined in the employment agreement), Cheviot Savings Bank shall terminate Mr. Linneman's employment without "cause" or Mr. Linneman terminates his employment with "good reason," Cheviot Savings Bank shall, within ten calendar days of termination of his employment, make a lump sum cash payment to him equal to 2.99 times Mr. Linneman's average annual compensation over the five most recently completed calendar years ending with the year immediately preceding the effective date of the change in control. In addition, Mr. Linneman will be paid in a single cash lump sum distribution, within ten calendar days, equal to the present value of the cash equivalent of the amount of benefits Mr. Linneman would have received if he was employed for 36 months following his termination of employment, and shall continue to participate in any benefit plans that provide non-taxable health (including medical and dental), life or similar coverage for 36 months upon terms no less favorable than the most favorable terms provided to senior executives during such period. In the event payments made to Mr. Linneman include an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, such payments will be cutback by the minimum dollar amount necessary to avoid this result. If Mr. Linneman was terminated as a result of a change of control as of December 31, 2008, total payments he would be entitled to receive would be $630,000.

Upon termination of Mr. Linneman for any reason, he must adhere to a two-year non-competition covenant.

All reasonable costs and legal fees paid or incurred by Mr. Linneman in any dispute or question of interpretation relating to the employment agreement will be paid by Cheviot Savings Bank, if Mr. Linneman is successful on the merits in a legal judgment, arbitration or settlement. The employment agreement also provides that Cheviot Savings Bank will indemnify the executive for certain liabilities and expenses as provided therein.

Potential Payments upon Termination. Mr. Linneman would receive payments totaling $626,000 in the event he were terminated, consisting of $609,000 in salary and bonus payments, $13,000 in health insurance premium payments for three years and $4,000 in life insurance premium payments for three years.

Change-in-Control Severance Agreements with Messrs. Kappa and Lenzer. Effective September 16, 2008, Cheviot Savings Bank entered into change in control severance agreements with each of Messrs. Lenzer and Kappa to provide benefits to each of them upon a change in control of either Cheviot Savings Bank or Cheviot Financial Corp. Each severance agreement provides for a three-year term. Additionally, on or before each anniversary date of the effective date of the severance agreement, the term of the agreement may be extended for an additional one-year period beyond the then effective expiration date upon a determination and resolution of the Board of Directors that the performance of the employee has met the requirements and standards of the board and that the term of the agreement should be extended. Under the severance agreement, if a change in control of Cheviot Savings Bank or Cheviot Financial Corp. occurs, Messrs. Lenzer and Kappa, if terminated or if each terminates his employment for "good reason" (as defined in the severance agreements) within 12 months after any change in control, will be entitled to receive a single cash lump sum distribution equal to two times the prior calendar year's cash compensation paid to such executive by Cheviot Savings Bank. Such sum will be paid within 30 days following Messrs. Lenzer's and Kappa's date of termination. In the event payments made to Messrs. Lenzer and Kappa include an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, such payments will be cutback by the minimum dollar amount necessary to avoid this result. If Messrs. Kappa and Lenzer were terminated as a result of a change of control as of December 31, 2008, total payments they would each be entitled to receive would be $487,000.

401(k) Plan

Cheviot Savings Bank maintains the Cheviot Savings Bank 401(k) Retirement Savings Plan which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Code. Employees who have attained age 21 and have completed one year of employment are eligible to participate. Employees are entitled to enter the 401(k) Plan on the first January 1 or July 1 occurring after the employee becomes eligible to participate in the 401(k) Plan.

Under the 401(k) Plan participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the 401(k) Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $15,500 for 2008. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called "catch-up contributions") to the 401(k) Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum "catch-up contribution" that a participant can make in 2008 was $5,000.

Each plan year (a calendar year), Cheviot Savings Bank will contribute to the 401(k) Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of Cheviot Savings Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) an amount equal to 3% of a participant's plan compensation (generally the sum of a participant's Form W-2 wages and other compensation for the year plus a participant's before-tax contributions to the 401(k) Plan and any other benefit plans of Cheviot Savings Bank, up to a legal limit (which was $230,000 for 2008)) for the year plus 3% of a participant's plan compensation for the year in excess of 50% of the Social Security Taxable Wage Base for old-age retirement benefits for the year ($51,000 for 2008) plus any additional amount that does not match a participant's salary reduction and that is determined by Cheviot Savings Bank in its discretion.

The 401(k) Plan permits employees to direct the investment of his or her own accounts into various investment options, including the opportunity to invest in a "Cheviot Financial Corp. Stock Fund." Each participant who directs the trustee to invest all or part of his or her account in the Cheviot Financial Corp. Stock Fund will have assets in his or her account applied to the purchase of shares of common stock. Participants will be entitled to direct the trustee as to how to vote his or her allocable shares of common stock.

Plan benefits will be paid to each participant in the form of a single cash payment at normal retirement age unless earlier payment is selected. If a participant dies prior to receipt of the entire value of his or her 401(k) Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant's death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant's spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the 401(k) Plan is age 65. Early retirement age is age 55.

Employee Stock Ownership Plan and Trust

In January 2004, we implemented the Cheviot Financial Corp. Employee Stock Ownership Plan in connection with the reorganization and stock offering. Employees who are at least 21 years old, who have at least one year of employment with Cheviot Savings Bank or an affiliated corporation and who have completed at least 1,000 hours of service, are eligible to participate. As part of the reorganization and stock offering, the employee stock ownership plan borrowed funds from us and used those funds to purchase 357,075 shares of common stock. Collateral for the loan is the common stock purchased by the employee stock ownership plan. The loan is being repaid principally from the participating employers' discretionary contributions to the employee stock ownership plan over a period of up to 10 years. The loan bears interest at an annual percentage rate fixed at 4.0%. Shares purchased by the employee stock ownership plan are held in a suspense account for allocation among participants as the loan is repaid.

Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan are allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan are 100% vested upon completion of five years of credited service. A participant's interest in his or her account under the plan also fully vest in the event of termination of service due to a participant's early or normal retirement, death, disability, or upon a change in control (as defined in the plan). Vested benefits are payable in the form of common stock and/or cash. Contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits. Therefore, benefits payable under the employee stock ownership plan cannot be estimated. Under generally accepted accounting principles, a participating employer will be required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account for the year.

Effect of Change in Control on Certain Executive Compensation Plans

In the event of a change in control, the employee stock ownership plan will terminate and participants will become fully vested in their account balances, which will be paid to them.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to our outstanding equity awards as of December 31, 2008 for our named executive officers.

Outstanding Equity Awards at Fiscal Year-End									
	Option awards					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#)(1) unexercisable	Equity incentive plan awards: number of securities underlying unexercised earned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Thomas J. Linneman, President and Chief Executive Officer	60,000	40,000	—	$11.15	5/5/2015	17,850	$115,133	—	$ —
Kevin M. Kappa, Vice President--Compliance of the Bank	34,800	23,200	—	$11.15	5/5/2015	10,700	$69,015	—	$ —
Jeffrey J. Lenzer, Vice President--Operations of the Bank	36,300	24,200	—	$11.15	5/5/2015	10,700	$69,015	—	$ —

(1) All options awards listed above vest at a rate of 20% per year over the first five years commencing on May 5, 2005 of the ten year option term.
(2) All stock awards listed above vest at a rate of 20% per year over five years commencing on May 5, 2005.

Plan-Based Awards. There were no grants of plan-based awards for our named executive officers in 2008.

Stock Benefit Plans

Stock-Based Incentive Plan. The 2005 Cheviot Financial Corp. Stock-Based Incentive Plan provides officers, employees and directors of Cheviot Financial Corp. or Cheviot Savings Bank with additional incentives to share in our growth and performance.

The 2005 Stock-Based Incentive Plan authorizes the issuance of up to 680,426 shares of our common stock pursuant to grants of incentive and non-statutory stock options, reload options or restricted stock awards, provided that no more than 194,408 shares may be issued as restricted stock awards, and no more than 486,018 shares may be issued pursuant to exercise of stock options.

Employees and outside directors and our subsidiaries are eligible to receive awards under the 2005 Stock Based-Incentive Plan.

The Compensation Committee may determine the type and terms and conditions of awards under the 2005 Stock-Based Incentive Plan. Awards may be granted in a combination of incentive and non-statutory stock options, reload options or restricted stock awards. Awards may include the following:

(i) *Stock Options.* A stock option gives the recipient or "optionee" the right to purchase shares of common stock at a specified price for a specified period of time. The exercise price shall not be less than the fair market value of the underlying common stock on the date the stock option is granted. Fair market value for purposes of the 2005 Stock-Based Incentive Plan means the average of the closing high bid and low asked price of the common stock as reported on the OTC Electronic Bulletin Board (or the average of the high and low quoted sales prices of the common stock on the Nasdaq Stock Market) on the day the

option is granted or, if the common stock is not traded on the date of grant, the fair market value shall be determined by the Compensation Committee in good faith on an appropriate basis.

Stock options are either "incentive" stock options or "non-qualified" stock options. Incentive stock options have certain tax advantages and must comply with the requirements of Section 422 of the Internal Revenue Code. Only employees are eligible to receive incentive stock options. Shares of common stock purchased upon the exercise of a stock option must be paid for in full at the time of exercise (i) either in cash, check payable to Cheviot Financial Corp. or electronic funds transfer; or (ii) with stock of Cheviot Financial Corp. which was owned by the participant for at least six months prior to delivery; or (iii) by reduction in the number of shares deliverable pursuant to the stock option, or (iv) subject to a "cashless exercise" through a third party. Cash may be paid in lieu of any fractional shares under the 2005 Stock-Based Incentive Plan and generally no fewer than 100 shares may be purchased on exercise of an award unless the total number of shares available for purchase or exercise pursuant to an award is less than 100 shares. Stock options are subject to vesting conditions and restrictions as determined by the Compensation Committee.

(ii) *Reload Options.* Reload options entitle the holder, who has delivered shares that he or she owns as payment of the exercise price for option stock, to a new option to acquire additional shares equal in amount to the shares he or she has traded. Reload options may also be granted to replace option shares retained by the employer for payment of the option holder's withholding tax. The option price at which additional shares of stock can be purchased by the option holder through the exercise of a reload option is equal to the market value of the shares on the date the original option is exercised. The option period during which the reload option may be exercised expires at the same time as that of the original option that the holder has exercised. Reload options issued on the exercise of incentive stock options may be incentive stock options or non-statutory stock options.

(iii) *Stock Awards.* Stock awards under the 2005 Stock-Based Incentive Plan will be granted only in whole shares of common stock. Stock awards will be subject to conditions established by the Compensation Committee which are set forth in the award agreements. Any stock award granted under the 2005 Stock-Based Incentive Plan will be subject to vesting as determined by the Compensation Committee. Awards will be evidenced by agreements approved by the Compensation Committee which set forth the terms and conditions of each award.

Transferability of Awards. Generally, all awards, except non-statutory stock options, granted under the 2005 Stock-Based Incentive Plan will be nontransferable except by will or in accordance with the laws of intestate succession. Stock awards may be transferable pursuant to a qualified domestic relations order. At the Compensation Committee's sole discretion, non-statutory stock options may be transferred for valid estate planning purposes that are permitted by the Code and the Exchange Act. During the life of the participant, awards can only be earned by him or her. The Compensation Committee may permit a participant to designate a beneficiary to exercise or receive any rights that may exist under the 2005 Stock-Based Incentive Plan upon the participant's death.

Change in Control. Upon the occurrence of an event constituting a change in control of the company as defined in the 2005 Stock-Based Incentive Plan, all stock options will become fully vested, and all stock awards then outstanding shall vest free of restrictions. A conversion of Cheviot Mutual Holding Company from mutual to stock form will not be considered as a change of control.

Effect of Termination of Service. Unless the Compensation Committee specifies otherwise at the time an award is granted, upon the occurrence of the participant's termination of service due to death or disability, all unvested stock options and stock awards made to the participant will become fully vested. Subject to OTS regulations and policy (or the receipt of any required waivers from the OTS), and unless the Compensation Committee specifies otherwise at the time an award is granted, in the event of a normal retirement of a participant any unvested award of stock options and/or restricted stock shall become fully vested in the participant. Unless the Committee specifies otherwise, a person who is a member of the Board of Directors shall not be deemed to have retired until service as a director or director emeritus has ceased.

We do not have any pension benefits, defined contribution or other non-qualified deferred compensation plans.

Compensation of Directors

Directors' Summary Compensation Table. Set forth below is summary compensation for each of our non-employee directors for the year ended December 31, 2008.

Director Compensation							
Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Steven R. Hausfeld	$22,500	$16,487	$ 5,120	$ —	$ —	$ 846 (3)	$44,953
Edward L. Kleemier	$20,000	$20,652	$14,986	$ —	$3,922	$1,767 (4)	$61,327
John T. Smith	$20,000	$20,652	$14,986	$ —	$3,411	$7,444 (5)	$66,493
Robert L. Thomas	$22,500	$20,652	$14,986	$ —	$3,927	$8,981 (6)	$71,046
James E. Williamson	$22,500	$20,652	$14,986	$ —	$3,430	$7,444 (7)	$69,012

(1) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R) of awards pursuant to the Stock-Based Incentive Plan and thus may include amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in Note A to our audited financial statement for the year ended December 31, 2008.

(2) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R) of awards pursuant to the Stock-Based Incentive Plan and thus may include amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in Note A to our audited financial statement for the year ended December 31, 2008.

(3) The amount reflects dividends paid on stock awards during the fiscal year ended December 31, 2008 totaling $846.

(4) The amount reflects dividends paid on stock awards during the fiscal year ended December 31, 2008 totaling $1,767.

(5) The amount reflects dividends paid on stock awards during the fiscal year ended December 31, 2008 totaling $1,767. It also reflects $5,677 which represents 50% of health insurance premiums paid by Cheviot Financial Corp.

(6) The amount reflects dividends paid on stock awards during the fiscal year ended December 31, 2008 totaling $1,767. It also includes $7,214 which represents 50% of health insurance premiums paid by Cheviot Financial Corp.

(7) The amount reflects dividends paid on stock awards during the fiscal year ended December 31, 2008 totaling $1,767. It also includes $5,677 which represents 50% of health insurance premiums paid by Cheviot Financial Corp.

The Boards of Cheviot Financial Corp., Cheviot Mutual Holding Company and Cheviot Savings Bank are comprised of the same persons. To date, Cheviot Savings Bank has compensated its directors for their services. Cheviot Financial Corp. has not paid any additional compensation to the directors for this service, though it may choose to do so in the future.

Compensation of Non-Employee Directors. During the year ended December 31, 2008, directors received a $17,000 annual retainer for board membership (on Cheviot Savings Bank), an additional $2,500 retainer for membership on the Audit Committee and $1,500 retainer for each membership on any other committee.

Compensation of Directors Who are Also Employees. During the year ended December 31, 2008, Mr. Linneman, the only director who is also an employee of Cheviot Financial Corp. or Cheviot Savings Bank, received $17,000 in compensation for board membership (on Cheviot Savings Bank). Mr. Linneman did not receive any compensation for committee membership.

Directors Deferred Compensation Plan. Cheviot Savings Bank adopted, effective March 31, 2003, a directors deferred compensation plan as an additional benefit for its directors. Each person who was a member of the board on March 31, 2003 became a participant in the plan on such date. Any subsequent member of the board shall become a participant in the plan only if he or she is a member of the Board of Directors on the last day of the first plan year that ends after the date on which he or she completes ten years of service, which such date is designated as his or her participation date in the plan. After becoming a participant under the plan, a person remains a participant until the entire balance of his or her account under the plan has been paid or forfeited under the terms of the plan.

The plan provides that upon the later of (i) the participant's 65th birthday, or (ii) the earlier of (a) the date on which the participant is no longer a member of the Board of Directors, or (b) the participant's 70th birthday, the participant will be entitled to a retirement benefit in the amount of $11,400 per year, payable for ten years. A participant will have the right, within 30 days of joining the plan, to elect to be paid the retirement benefit above in the form of a single cash lump sum distribution. If a change in control occurs after the commencement of a participant's retirement benefit, any remaining installment payments will be paid in the form of a single cash lump sum distribution within 30 days following the effective date of the change in control. In the event a participant is entitled to receive the retirement benefit in the form of a single cash lump sum distribution, such benefit will be determined using a discount rate of 7%, compounded annually.

Cheviot Savings Bank recorded an expense of approximately $21,000 for the directors deferred compensation plan for the year ended December 31, 2008.

A participant shall forfeit the entire balance of his or her account and any right to future payment of a plan benefit if he or she violates certain standards of conduct as set forth in the plan.

Certain Transactions With Related Persons

Cheviot Savings Bank's current policy is that no loans are to be extended to directors or executive officers of Cheviot Savings Bank without the approval of Cheviot Savings Bank's Board of Directors. Current directors, officers and employees are eligible for any type of credit offered by Cheviot Savings Bank. Federal regulations permit executive officers and directors to participate in loan programs that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. In accordance with banking regulations, such loans to directors are made on substantially the same terms as those available to Cheviot Savings Bank's employees. Loans made to directors or executive officers, including any modification of such loans, must be approved by a majority of disinterested members of the Board of Directors. As of December 31, 2008, there were a total of ten loans to directors/officers of Cheviot Savings Bank with a total balance of approximately $1.5 million. The loans made to directors and executive officers were made in the ordinary course of business and did not involve more than a normal risk of collectibility. Any future loans made to any directors, executive officers, officers or employees of Cheviot Savings Bank will be made under the same terms and conditions.

All transactions involving related parties require the approval of full Board of Directors.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits a company from extending credit, arranging for the extension of credit or renewing an extension of credit in the form of a personal loan to an officer or director of the company. There are several exceptions to this general prohibition, including loans made by an FDIC insured depository institution that is subject to the insider lending restrictions of the Federal Reserve Act. All loans to our directors and officers comply with the Federal Reserve Act and the Federal Reserve Board's Regulation O and, therefore, are excepted from the prohibitions of Section 402.

PROPOSAL 2 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee requests that shareholders ratify the Audit Committee's selection of Clark, Schaefer, Hackett & Co. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2009. Representatives of Clark, Schaefer, Hackett & Co. will be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and to respond to questions by shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF CLARK, SCHAEFER, HACKETT & CO. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

On July 10, 2007, Cheviot Financial Corp. engaged Clark, Schaefer, Hackett & Co. as its independent registered public accounting firm, replacing Grant Thornton LLP. Cheviot Financial Corp.'s engagement of Clark, Schaefer, Hackett & Co. has been approved by our Audit Committee. On July 10, 2007, our Audit Committee elected to terminate the engagement of Grant Thornton LLP as its independent registered public accounting firm.

The report of Grant Thornton LLP on our consolidated financial statements as of and for the fiscal year ended December 31, 2006, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2006, and in connection with the audit of our financial statements for such period, as well as the interim period subsequent to the most recent fiscal year end and through July 10, 2007, there were no disagreements between us and Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Grant Thornton LLP, would have caused Grant Thornton LLP to make reference to such matter in connection with its audit reports on our financial statements.

During the two most recent fiscal years and subsequent interim periods prior to engaging Clark, Schaefer, Hackett & Co. neither Cheviot Financial Corp. nor anyone on our behalf consulted Clark, Schaefer, Hackett & Co. regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements. No written report or oral advice was provided that Clark, Schaefer, Hackett & Co. concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(l)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(l)(v) of Regulation S-K.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed to us (or Cheviot Savings Bank) for the years ended December 31, 2008 and 2007 by Clark, Schaefer, Hackett & Co.

	2008	2007
Audit Fees	$ 36,150	$ 15,700
Audit Related Fees	16,635	8,000
Tax Fees	7,250	—
All Other Fees	—	—
	$ 60,035	$ 23,700

The following table sets forth the aggregate fees billed to us (or Cheviot Savings Bank) for the years ended December 31, 2007 by Grant Thornton.

		2007
Audit Fees	$	48,200
Audit Related Fees		14,544
Tax Fees		5,213
	$	67,957

Fees paid to Grant Thornton in 2008 consist of $10,000 for preparation of their consent letter and $3,100 for amended tax return preparation.

Audit Fees consist of the aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements and review of financial statements included in our Form 10-Q or services that are normally provided by our accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to audit and attest services not required by statute or regulations, acquisitions and investments, and consultations concerning financial accounting and reporting standards.

Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees. During 2008 and 2007 no fees were billed for products and services provided by the principal accountant, other than the services reported above.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Clark, Schaefer, Hackett & Co. and has concluded that it is.

Pre-approval Policies and Procedures. In accordance with rules adopted by the SEC in order to implement requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee's charter, all audit and audit-related services and all permitted non-audit work performed by the independent registered public accounting firm, Clark, Schaefer, Hackett & Co., must be pre-approved by the Audit Committee, including the proposed fees for such work. The Audit Committee has adopted policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services, are pre-approved, and is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee pre-approved 100% of the audit related fees and tax fees described above during the fiscal years ended December 31, 2008 and 2007.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Directors, executive officers and greater than 10% shareholders are required by regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Such reports are filed on Forms 3, 4 and 5 under the Exchange Act. Based solely on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2008, all such persons complied on a timely basis with the filing requirements of Section 16(a).

Shareholder Proposals for Next Year's Annual Meeting

Shareholder proposals intended for inclusion in next year's Proxy Statement should be sent to the Executive Secretary, Cheviot Financial Corp., 3723 Glenmore Avenue, Cheviot, Ohio 45211 and must be received by November 25, 2009. Any such proposal must comply with Rule 14a-8 promulgated by the SEC pursuant to the Exchange Act. Any shareholder who intends to propose any other matter to be acted upon at the 2010 annual meeting of shareholders without inclusion of such proposal in the Company's proxy statement must inform the company no later than 30 days prior to our 2010 annual meeting date. If notice is not provided by that date, the persons named in our proxy for the 2010 annual meeting will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the proxy statement for the 2010 annual meeting. All shareholder proposals and notices must also meet all requirements set forth in our Charter and Bylaws.

Other Matters to Come Before the Meeting

At the time this Proxy Statement was released for distribution on March 18, 2009, we knew of no other matters that might be presented for action at the meeting. If any other matters properly come before the meeting, it is intended that the voting shares represented by proxies will be voted with respect thereto in accordance with the judgment of the persons voting them.

Miscellaneous/Financial Statements

We will bear the cost of solicitation of proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding proxy materials to the beneficial owners of our common stock. In addition to solicitations by mail, our directors, officers and regular employees may solicit proxies personally or by telegraph or telephone without additional compensation.

Annual Report to Shareholders

Our Annual Report to Shareholders for the year ended December 31, 2008, has been made available to shareholders concurrently with this Proxy Statement, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy solicitation materials. **If you would like a copy of the Annual Report to Shareholders or a copy of our Form 10-K that has been filed with the SEC, including financial statements and schedules, please write to Kimberly Siener, Investor Relations, Cheviot Financial Corp., 3723 Glenmore Avenue, Cheviot, Ohio 45211, and we will send copies of each to you free of charge. The exhibits to the Form 10-K will be furnished for a fee that is reasonably related to our cost of furnishing such items. You may also make such a request by email to** fulfillment@rtco.com **and by inserting your Shareholder Control Number in the subject line.**

Proxy Statements for Shareholders Sharing the Same Household Mailing Address

If shareholders residing at the same household mailing address are currently receiving multiple copies of our communications but would like to receive only one in the future, please send written notice to The Registrar and Transfer Company at the below address. In the written notice please indicate the names of all accounts in your household and The Registrar and Transfer Company will forward the appropriate forms for completion.

The Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3506

Any shareholders participating in the householding program will, however, continue to receive a separate notice card or voting instruction card for each account.

Shareholder Communications with the Board of Directors

Shareholders who wish to communicate with the Board, specified individual directors and non-management directors should send any communications to the Executive Secretary, Cheviot Financial Corp., 3723 Glenmore Avenue, Cheviot, Ohio 45211 and identify the intended recipient. All communications addressed will be forwarded to the identified person or persons.

By Order of the Board of Directors

James E. Williamson
Executive Secretary

March 18, 2009